FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____


GOLD FIELDS

Q1 F2010
FIRST QUARTER ENDED
30 SEPTEMBER 2009
News release
Q1 F2010 Results
– Unaudited results –
www.goldfields.co.za

Operating profit of R2.8 billion and net earnings of R1.0 billion in the quarter ended September 2009

JOHANNESBURG. 29 October 2009, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the September 2009 quarter of R1,007 million, compared with a loss of R293 million and net earnings of R39 million for the June 2009 and the September 2008 quarters respectively. In US dollar terms net earnings for the September 2009 quarter were US$129 million, compared with a loss of US$29 million and net earnings of US$5 million for the June 2009 and the September 2008 quarters respectively.

September 2009 quarter salient features:

- Attributable gold production at 906,000 ounces was in line with the previous quarter;
- Total cash cost increased 5 per cent from R140,916 per kilogram (US$512 per ounce) to R147,343 per kilogram (US$586 per ounce);
- Notional cash expenditure increased 2 per cent from R203,042 per kilogram (US$738 per ounce) to R207,754 per kilogram (US$826 per ounce);
- Net debt at R6.7 billion (US$908 million) is robust at 0.58 of annual EBITDA;
- Post quarter end announcement of 271 million ounces of mineral resources and 81 million ounces of mineral reserves for F2010;
- Royalty payable by St Ives terminated for a total consideration of A$308 million;
- Stake in Eldorado sold for US$299 million, following the exchange of Sino shares for Eldorado shares.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"Despite a challenging quarter at Driefontein and Kloof, where safety related interruptions had a material effect on their respective production levels, Gold Fields maintained its production in line with the guidance provided on 6 August 2009, thus demonstrating greater stability and consistency in the production results of the Group.

We are extremely disappointed with the six fatalities during the quarter, and have again redoubled our efforts to reinforce the commitment of every person in Gold Fields to operate safely. Safety is our number one value and we remain committed not to mine if we cannot mine safely, and to improve even further on the record safety year that we had during F2009.

Particularly pleasing during the past quarter has been the outstanding performances from Cerro Corona, Beatrix and South Deep, all of which exceeded their guidance, and Tarkwa which came in on guidance. Consistent performances were also delivered from Agnew and Damang.

In the South Africa Region, Beatrix continued to build on the turn around that it started during the previous quarter by again increasing its production by 7 per cent. South Deep also had a very encouraging quarter, continuing the build-up to its 300koz target for F2010, by improving its production by 26 per cent. Driefontein and Kloof, by contrast, both had very difficult quarters after a slow start-up caused by the spill-over effects of safety stoppages late in the June quarter. As development and flexibility improves over the next 12 to 24 months we expect these mines to improve their performance. We believe that both Driefontein and Kloof can and should do better, and the focus remains on returning these operations to a production level of approximately 209koz of gold per quarter for Driefontein and 177koz for Kloof.

St Ives had a disappointing quarter, its production being 9 per cent below the previous quarter. This was mainly as a result of the rehabilitation work in a high grade area of the Belleisle underground mine taking longer than expected due to safety concerns. We look forward to a stronger performance from St Ives over the next quarterly period. Agnew had a satisfactory quarter with production levels similar to the previous quarter.

With the Tarkwa CIL plant now having stabilised at its nameplate capacity of more than a million tons milled per month, the West Africa Region is well positioned. Tarkwa is now capable of producing between 190koz and 200koz per quarter and we hope to see a strong movement towards this range during the December quarter. This is, however, subject to resolution of the current industrial relations situation affecting the gold sector in Ghana, which continues to be tense following protracted wage negotiations which, at the time of writing, are not close to resolution.

The Group has achieved a solid cost performance during the first quarter. Despite the Rand exchange rate of R7.82 against the US Dollar being about two per cent stronger than the rate of R8.00 used in our guidance for the quarter, our cash costs came in on guidance at US$586/oz and our NCE slightly better than guidance at US$826/oz.

We look forward to further improvements in our performance during the December quarter and our aim is to increase production to approximately 925,000 ounces in this next quarter."

Stock data			JSE Limited – (GFI)	
Number of shares in issue			Range - Quarter	**ZAR89.99 – ZAR109.50**
- at end September 2009	**704,989,014**		Average Volume - Quarter	**3,065,713 shares / day**
- average for the quarter	**704,878,283**		NYSE – (GFI)	
Free Float	**100%**		Range - Quarter	**US$10.99 – US$14.76**
ADR Ratio	**1:1**		Average Volume - Quarter	**4,990,599 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**			

SOUTH AFRICAN RAND			Salient features		UNITED STATES DOLLARS		
Quarter					Quarter		
September 2008	June 2009	September 2009			September 2009	June 2009	September 2008
24,817	28,171	**28,165**	kg	Gold produced*	oz (000)	**906**	906	798
153,461	140,916	**147,343**	R/kg	Total cash cost	$/oz	**586**	512	617
226,120	203,042	**207,754**	R/kg	Notional cash expenditure	$/oz	**826**	738	909
12,698	13,581	**13,559**	000	Tons milled	000	**13,559**	13,581	12,698
217,586	253,162	**241,164**	R/kg	Revenue	$/oz	**959**	920	874
333	331	**343**	R/ton	Operating costs	$/ton	**44**	39	43
1,574	3,338	**2,787**	Rm	Operating profit	$m	**356**	385	203
27	43	**38**	%	Operating margin	%	**38**	43	27
39	(293)	**1,007**	Rm	Net earnings/(loss)	$m	**129**	(29)	5
6	(46)	**143**	SA c.p.s.		US c.p.s.	**18**	(5)	1
39	855	**452**	Rm	Headline earnings	$m	**58**	98	5
6	126	**64**	SA c.p.s.		US c.p.s.	**8**	15	1
120	949	**625**	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation	$m	**80**	109	16
18	140	**89**	SA c.p.s.		US c.p.s.	**11**	16	2

* Attributable – All companies wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Health and safety

We regret to report that there were six fatal accidents for the quarter at the South African operations. The Group's fatal injury frequency rate improved by 30 per cent from 0.20 in the June quarter to 0.14 in the September quarter.

The lost day injury frequency rate regressed from 3.48 in the June quarter to 4.21 in the September quarter, while the serious injury frequency rate improved from 2.04 to 2.02.

Ongoing focus on safety improvement practices at all operations is continuing with the "stop, think, fix, verify and continue" philosophy. In addition leadership programmes are being rolled out across our operations to create an environment in which all employees can produce safely.

Financial review

Quarter ended 30 September 2009 compared with quarter ended 30 June 2009

Revenue

Attributable gold production for the September 2009 quarter at 906,000 ounces was in line with the previous quarter. At the South African operations, production decreased marginally from 529,000 ounces to 527,000 ounces. Attributable gold production at the West African operations increased by 4 per cent from 155,000 ounces to 161,000 ounces. Attributable equivalent gold production at the South American operation increased by 6 per cent from

68,000 ounces in the June quarter to 72,000 ounces in the September quarter. At the Australian operations gold production decreased by 5 per cent from 154,000 ounces to 146,000 ounces.

At the South African operations, gold production in the September quarter at Beatrix increased by 7 per cent due to higher volumes and yields. At South Deep gold production increased by 26 per cent associated mainly with higher underground volumes as the mine builds up production. Gold production at Kloof was unchanged despite safety related stoppages, increased seismicity and a fire during the quarter. At Driefontein gold production decreased by 11 per cent due to a decrease in underground volumes and grade resulting mainly from safety related stoppages.

At the West African operations, managed gold production at Tarkwa increased by 6 per cent due to an increase in CIL throughput. At Damang, gold production decreased by 4 per cent largely due to a planned primary crusher rebuild.

In South America, Cerro Corona produced 88,500 equivalent ounces and sold 89,000 equivalent ounces, which is 5 per cent and 2 per cent higher than the previous quarter respectively.

At the Australian operations Agnew's gold production increased by 2 per cent due to higher volumes processed. At St Ives, gold production decreased by 8 per cent mainly due to safety related rehabilitation at Belleisle which resulted in lower mining volumes from high grade areas.

The average quarterly US dollar gold price achieved increased 4 per cent from US$920 per ounce in the June quarter to US$959 per ounce in the September quarter. The average rand/US dollar exchange rate at R7.82 strengthened 9 per cent compared with the R8.56 achieved in the June quarter. As a result of the above factors the rand gold price reduced from R253,162 per kilogram to R241,161 per kilogram, a 5 per cent decrease. The Australian dollar gold price decreased from A$1,209 per ounce to A$1,155 per ounce. This was due to the Australian dollar strengthening by 10 per cent against the United States dollar from 0.76 in the June quarter to 0.83 in the September quarter, partially offset by the increase in the US dollar gold price.

The decrease in the rand gold price achieved quarter on quarter caused revenue to decrease by 5 per cent from R7,779 million in the June quarter to R7,416 million in the September quarter. In dollar terms revenue increased by 5 per cent from US$902 million in the June quarter to US$948 million in the September quarter.

Operating costs
Operating costs increased by 3 per cent from R4,492 million in the June quarter to R4,644 million in the September quarter. In dollar terms costs increased by 14 per cent from US$523 million in the June quarter to US$594 million in the September quarter. Total cash cost increased by 5 per cent in rand terms from R140,916 per kilogram in the June quarter to R147,343 per kilogram in the September quarter and by 14 per cent in dollar terms from US$512 per ounce in the June quarter to US$586 per ounce in the September quarter.

At the South African operations, operating costs increased by 10 per cent from R2,508 million (US$292 million) to R2,768 million (US$354 million). This increase was mainly due to annual wage increases, higher electricity costs and two months of winter electricity tariffs. Total cash cost at the South African operations increased by 12 per cent from R145,145 per kilogram (US$527 per ounce) to R162,553 per kilogram (US$647 per ounce).

At the West African operations, operating costs including gold-in-process movements increased by 3 per cent from US$112 million (R959 million) in the June quarter to US$115 million (R903 million) in the September quarter. This was mainly due to the increase in processing volumes at Tarkwa, partly offset by lower costs at Damang due to reduced mining volumes, and reduced power tariffs. Total cash cost at the West African operations was flat at US$513 per ounce.

At the South American operation, operating costs including gold-in-process movements, increased from US$29 million (R251 million) to US$31 million (R241 million) mainly due to increased accrual of Workers Legal Participation of profit. Total cash cost at Cerro Corona increased marginally from US$337 per ounce in the June quarter to US$349 per ounce in the September quarter.

At the Australian operations, operating costs including gold-in-process movements decreased from A$112 million (R724 million) to A$110 million (R716 million), but increased from US$85 million to US$92 million due to the strengthening of the Australian dollar against the United States dollar. Total cash cost increased 13 per cent from US$552 per ounce (A$731 per ounce) to US$626 per ounce (A$754 per ounce).

Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report. The objective is to provide the all-in costs for the Group, and for each operation. The NCE per ounce is an important measure, as it determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.

The NCE for the Group for the September quarter amounted to R207,754 per kilogram (US$826 per ounce) compared with R203,042 per kilogram (US$738 per ounce) in the June quarter.

At the South African operations the NCE increased from R216,891 per kilogram (US$788 per ounce) in the June quarter to R233,034 per kilogram (US$927 per ounce) in the September quarter mainly due to the higher operating costs. At the West African operations the NCE decreased from US$687 per ounce to US$678 per ounce. At the South American operation, Cerro Corona, NCE increased by 3 per cent from US$584 per ounce in the June quarter to US$599 per ounce in the September quarter. NCE at the Australian operations increased from US$721 per ounce (A$955 per ounce) to US$831 per ounce (A$1,002 per ounce).

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 17 per cent decrease in operating profit from R3,338 million (US$385 million) in the June quarter to R2,787 million (US$356 million) in the September quarter. The Group operating margin was 38 per cent compared with 43 per cent in the June quarter. The margin at the South African operations decreased from 39 per cent to 30 per cent. At the West African operations the margin increased from 45 per cent to 47 per cent. At South America the margin decreased from 65 per cent to 64 per cent, while at the Australian operations the margin decreased from 40 per cent to 35 per cent.

Amortisation
Amortisation increased from R1,067 million (US$124 million) in the June quarter to R1,174 million (US$150 million) in the September quarter. At the South African operations amortisation increased from R573 million (US$66 million) to R606 million (US$78 million). This was mainly due to the increased production at Beatrix and South Deep. At the West African operations, amortisation increased from US$14 million (R120 million) to US$28 million (R216 million). This was mainly due to a once-off reduction of amortisation at Tarkwa in the June quarter because of a reclassification of assets at the CIL plant. At South America, amortisation increased from US$12 million (R105 million) to US$14 million (R109 million) in line with the increase in production. At the Australian operations, amortisation decreased from US$28 million (R237 million) to US$27 million (R207 million) mainly due to reduced mining volumes at St Ives.

Other
Net interest paid decreased from R171 million (US$20 million) in the June quarter to R49 million (US$6 million) in the September quarter. Expensive fully covered offshore debt at our South African operations was retired and refinanced with cheaper offshore debt in our offshore entities. In addition, higher rate local facilities were replaced by lower rate commercial paper. Net interest paid is forecast to increase to around R120 million (US$16 million) in the December quarter. In the September quarter interest paid of R137 million (US$18 million) was partly offset by interest received of R68 million (US$12 million) and interest capitalised of R20 million (US$3 million). This compares with interest paid of R246 million (US$29 million) partly offset by interest received of R58 million (US$7 million) and interest capitalised of R17 million (US$2 million) in the June quarter.

The share of loss of associates after taxation of R16 million (US$2 million) in the September quarter compares with the share of loss of R12 million (US$2 million) in the June quarter. The loss relates to equity accounted losses incurred at Rand Refinery Limited (Rand Refinery) of R3 million (US$nil million) and at Rusoro Mining Limited (Rusoro) of R13 million (US$2 million). The loss in the June quarter relates to equity accounted losses incurred at Rand Refinery of R19 million (US$3 million) partly offset by equity accounted gains incurred in Rusoro of R7 million (US$1 million).

The loss on foreign exchange of R63 million (US$8 million) in the September quarter compares with a loss of R76 million (US$8 million) in the June quarter. The loss in the September quarter mainly relates to exchange losses on the repayment of Australian dollar intercompany loans. The loss in the June quarter was mainly due to translation of balances on offshore accounts at a stronger rand exchange rate.

The loss on financial instruments of R132 million (US$17 million) in the September quarter compares with a gain of R71 million (US$8 million) in the June quarter. The loss in the September quarter comprises R20 million (US$3 million) realised losses and R112 million (US$14 million) unrealised losses on the Cerro Corona copper financial instruments. Refer to page 18 of this report for more detail. The gain in the June quarter comprised mainly realised gains due to the close out of the United States dollar/South African rand and United States dollar/Australian dollar denominated forward sales amounting to R54 million (US$6 million) and R20 million (US$2 million) respectively.

Share based payments amounted to R120 million (US$15 million) in the September quarter, which was R100 million more than the June quarter due to annual forfeiture adjustments in the June quarter which reduced the normal charge.

Other costs decreased from R126 million (US$14 million) in the June quarter to R5 million (US$1 million) in the September quarter. This was mainly due to a decrease in prefeasibility costs on the uranium project and a decrease in research and development costs.

Exploration

Exploration expenditure decreased from R171 million (US$20 million) in the June quarter to R133 million (US$17 million) in the September quarter due to decreased drilling activity and the stronger rand in the September quarter. Refer to the Exploration and Corporate Development section for more detail.

Exceptional items

The exceptional gain in the September quarter of R667 million (US$85 million) was mainly as a result of a R447 million (US$57 million) profit on the sale of our stake in Sino Gold, a R282 million (US$37 million) profit on the sale of Eldorado shares, partially offset by a R57 million (US$7 million) impairment of sundry offshore exploration investments. The exceptional loss in the June quarter of R1,252 million (US$139 million) was mainly due to the impairment of Rusoro and sundry offshore exploration investments of R1,210 million (US$134 million) and voluntary severance packages paid at the South African operations of R103 million (US$12 million), partly offset by a profit on the sale of IAMGold shares of R65 million (US$7 million).

Taxation

Taxation for the quarter amounted to R638 million (US$82 million) compared with R657 million (US$76 million) in the June quarter, in line with the decrease in taxable profit partially offset by tax paid on the disposal of Sino Gold and Eldorado shares. The tax expense includes normal and deferred taxation at all operations, together with government royalties at the international operations.

Earnings

Net profit attributable to ordinary shareholders amounted to R1,007 million (US$129 million) or 143 SA cents per share (US$0.17 per share), compared with a loss of R293 million (US$29 million) or 46 SA cents per share (US$0.05 per share) in the June quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments amounted to R452 million (US$58 million) or 64 SA cents per share (US$0.08 per share), compared with earnings of R855 million (US$99 million) or 126 SA cents per share (US$0.15 per share) in the June quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and profit/(losses) of associates after taxation amounted to R625 million (US$80 million) or 89 SA cents per share (US$0.11 per share), compared with earnings of R949 million (US$109 million) or 140 SA cents per share (US$0.16 per share) reported in the June quarter.

Cash flow

Cash inflow from operating activities for the quarter amounted to R1,263 million (US$165 million), compared with R2,282 million (US$265 million) in the June quarter. This quarter on quarter decrease of R1,019 million (US$100 million) was mainly due to the decrease in profit before tax and exceptional items of R670 million (US$63 million), an increase in taxation paid of R382 million (US$51 million) and an increase in working capital of R381 million (US$49 million).

Capital expenditure decreased from R1,791 million (US$209 million) in the June quarter to R1,746 million (US$223 million) in the September quarter.

At the South African operations capital expenditure decreased from R1,059 million (US$122 million) in the June quarter to R1,050 million (US$134 million) in the September quarter. This decrease was mainly due to the discontinuation of the capitalization of pre-production expenditure at Beatrix's North section and lower capital expenditure at Driefontein due to timing. This was partially offset by an increase at South Deep, in line with the build-up in production. Expenditure on Ore Reserve Development (ORD) at Driefontein, Kloof and Beatrix accounted for R146 million (US$19 million), R174 million (US$22 million) and R95 million (US$12 million) compared with R134 million (US$16 million), R149 million (US$17 million), and R87 million (US$10 million) in the June quarter respectively, the increase in development being in line with the stated need to increase ore reserve flexibility.

At the West African operations capital expenditure was similar at US$36 million and comprised mainly continued waste removal at Teberebie and an increase in the primary fleet. In South America, at Cerro Corona, capital expenditure increased from US$20 million to US$22 million mainly due to construction work on the second phase of the Tailings Management Facility. At the Australian operations, St Ives's capital expenditure increased by A$2 million to A$23 million due to excavation of a box-cut at Athena and related infrastructure development. Capital expenditure increased by A$1 million to A$13 million, at Agnew due to increased underground capital development at Kim and Main Lode.

Purchase of Glencar of R301 million (US$38 million) reflects the purchase of Glencar Mining, an Irish registered company with exploration interests in Mali. The royalty termination is due to the termination of the Morgan Stanley Royalty at St Ives for a consideration of R1,999 million (A$308 million).

Proceeds on the disposal of investments of R2,266 million (US$299 million) reflects the sale of Eldorado shares of R2,266 million (US$299 million), compared with R282 million (US$33 million) in the June quarter realised on the sale of IAMGold shares.

Net cash inflow from financing activities in the September quarter amounted to R644 million (US$68 million). Loans received in the September quarter amounted to R3,369 million (US$433 million). This included loans received of R1,161 million (US$150 million) to partly fund the termination of the Morgan Stanley Royalty at St Ives, R1,072 million on the issue of commercial paper, R750 million working capital loans and R301 million to finance the purchase of Glencar. Loans repaid amounted to R2,739 million (US$367 million), mainly made up of a repayment of the Western Areas loan of R2.0 billion (US$273 million), R330 million on the refinancing of the South African commercial paper and R265 million (US$36 million) repayment of an offshore facility.

Net cash outflow for the quarter at R439 million (US$58 million) compares to a net cash inflow of R430 million (US$28 million) in the June quarter. After accounting for a negative translation adjustment of R87 million (US$19 million positive), the cash balance at the end of September was R2,278 million (US$309 million). The cash balance at the end of June was R2,804 million (US$348 million), a net decrease of R526 million (US$39 million) for the quarter.

Balance sheet (Investments and net debt)

Investments decreased from R2,971 million (US$369 million) at 30 June 2009 to R1,164 million (US$158 million) at 30 September 2009. This decrease was mainly due to the exchange of our stake in Sino Gold for Eldorado shares and the subsequent disposal thereof during the September quarter.

Net debt (long-term loans plus current portion of long-term loans less cash and deposits) increased from R6,092 million (US$756 million) in the June quarter to R6,694 million (US$908 million) in the September quarter due to short-term working capital requirements.

Detailed and operational review
South African operations

Cost and revenue optimisation initiatives

During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over the next two to three years.

Project 1M

Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent on financial 2009 actuals. This would translate to similar improvements in tons broken over the same period.

This should be achieved through the following key improvement initiatives:
- drilling and blasting practices;
- cleaning and sweeping practices;
- mining cycle and training; and
- improved pay face availability.

The planned increase in face advance targets will improve underground production, which will reflect in improved labour efficiencies, lower unit mining costs and improved revenue. In terms of progress to date, although an improvement in safety is clearly visible, improvement in quality volumes remains a challenge.

Project 2M

Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix by the end of financial 2010. South Deep is excluded as it is a fully mechanised mine. The aim of the project is to improve safety, productivity and increase ore reserve flexibility. The project achieved a mechanisation rate of 47 per cent of flat-end development by the end of the September quarter, targeting 100 per cent by 30 June 2010. Unit cost, equipment efficiency and labour productivity are improving as teams are gaining more experience with the mechanised equipment. Safety improvements to date are very encouraging.

Project 3M

Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface ("above-ground") costs, including supply chain.

Electricity power consumption targets for financial 2010 were set to maximize production within the Eskom limits of 90 per cent. During the September quarter, this challenge has been met on consumption, but the actual tariff of electricity increased by 36 per cent. Various projects are in progress to reduce consumption including the introduction of three chamber pump systems which will use the gravitational force of chilled service water from surface to pump out warm underground water, thereby improving efficiency and reducing electricity costs. At Driefontein and Kloof, real time monitoring of power consumption has been introduced at all major points of delivery and monitoring and improving pump efficiencies continues. The project to reduce diesel consumption is on track.

The original target was to save 20 per cent on the financial 2008 base. Current consumption of 1.7 million litres per quarter represents a 22 per cent reduction.

The management of work place absenteeism project ("Unavailables project") aims to reduce the impact of work place absenteeism on production and costs. This project aims to reduce work place absenteeism by 4 per cent by the end of financial 2010. A target of 2 per cent in each of financial 2009 and 2010 was set. A 2 per cent reduction was achieved in financial 2009 mainly due to reduced incidences of industrial action and more diligent labour management. Marginal progress was made during the September quarter.

The above-ground cost project aims to reduce surface costs by at least R150 million per annum by the end of financial 2010. Various initiatives are in place.

Projects which reduced above ground cost were the following:
- Shared services – savings for the quarter were R12 million. These savings were realised by optimization of process, labour, discounts received and inventory.
- Training expenditure – a much more focused strategy to service our core business is in the process of being developed. Benefits of this re-aligned strategy for the quarter amounted to R7 million.
- South African operations (various small projects) – savings for the quarter amounted to R6 million.

Contracted procurement savings for the September quarter amounted to R32 million. Forward buying strategies and higher stock levels allowed room to buffer price inflation to some extent during financial 2009. However, commodity prices have started correcting to the longer term averages (oil, copper and ammonia). During the September quarter the strategy shifted from cost claw-back to cost containment, with ongoing efficiency optimization initiatives. Price inflation was experienced in cost areas such as labour, power, fuel, timber, ammonia and explosives. Cost savings were negotiated on grinding balls, steel products, coal and wire ropes.

Project 4M

Project 4M initiative focuses on the Mine Health and Safety Council (MHSC) milestones agreed to on 15 June 2003 by a tripartite health and safety summit comprising representatives from Government, organized Labour Unions and Associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

In order to meet the noise induced hearing loss target the company is focusing on the noise at source. A target was set that no machine or piece of equipment may generate a noise level in excess of 110 dB (A) after December 2013. A number of action plans have been put in place to meet this target based on the highest potential exposure source. Progress is monitored quarterly.

Project 5M
Uranium project

Good progress has been made with the feasibility study for the West Wits Tailings Retreatment Project during the first quarter of F2010. Core feasibility study activities centered on finalising the process flow diagrams, completing design criteria, detailing the operating and control philosophy for the respective sections of the plant, integrating the different process steps and determining the requirements in terms of services and infrastructure. This is being completed in parallel with operation of the first phase of the pilot plant which simulates the milling, ambient low temperature uranium leach and flotation concentrator processes. Concentrator samples generated will be dispatched to SGS Laboratories in Canada for the second phase of the pilot plant test work.

The second phase of the pilot plant will be commissioned at the end of October 2009 and will simulate the uranium extraction, elution, solvent extraction and product recovery stages of the central treatment plant. A pilot plant simulation for the sulphuric acid roaster has been completed successfully.

The feasibility study incorporates an optimization process that covers all the different project activities, and runs in parallel to the metallurgical design, engineering, equipment selection, cost estimation process and budget activities. This is aimed at identifying and taking advantage of opportunities to improve capital and operating cost efficiencies during the execution and operational phases of the project.

The legislative approval process has entered the public participation phase with the completion of the first open day and public meeting, as well as numerous meetings with various focus groups within the communities. There has been active participation in the process from a significant cross section of the potentially affected communities including farmers, regional planners, contractor associations, environmentalists, scientists, academics, non-governmental organizations and the general public. The technical investigation for the environmental impact assessment was completed and the second peer review took place during the second week of October 2009. As soon as the full action plan has been formulated, the impact on the overall project schedule can be determined.

Activities initiated during the past quarter also included an assessment of the marketing opportunities for sulphuric acid and uranium. British Sulphur Consultants, a division of CRU International completed a sulphuric marketing study with specific reference to Southern Africa. From this, a strategy will be developed for the marketing of excess sulphuric acid produced during the process. During the 34th Symposium of the World Nuclear Associations in September representatives from Gold Fields met with a wide range of different role players within the nuclear fuel industry to familiarise them with the project, its objectives, outputs and timelines. This created an opportunity to get a better understanding of the requirements of the nuclear fuels market, potential markets and future off take requirements. NAC International, a leading authority on the nuclear fuel cycle, has been contracted to complete a comprehensive uranium marketing study for the project.

The West Wits Tailings Retreatment Project feasibility study is on schedule to complete the engineering, feasibility design and cost estimating activities in the first quarter of 2010.

Integrated continuous improvement initiatives and strategic sourcing/ contract benefits

The following areas of price inflation and cost reductions were achieved:

Australasia
Inflation increases were experienced in areas such as cement, fuel, explosives, gas and lime, while inflation off-sets were experienced in cyanide, carbon, electric cables and steel support products. A performance based contract is being finalised for underground mining contracts at St Ives designed to align the contractors more closely to St Ives by introducing a line of sight risk-reward-model.

West Africa
Rise and fall price reductions continued to flow through in areas such as cyanide and grinding balls during the quarter. Fuel prices increased in line with the increase in the oil price.

South America
The Peruvian operations experienced commodity deflation due to price reductions in areas such as ammonia nitrate/explosives, grinding balls and liners.

South Africa region

Driefontein

		Sept 2009	June 2009
Gold produced	- kg	5,893	6,630
	- 000'ozs	189.5	213.2
Yield - underground	- g/t	7.3	7.6
- combined	- g/t	3.8	4.3
Total cash cost	- R/kg	154,387	129,397
	- US$/oz	614	470
Notional cash expenditure	- R/kg	207,416	183,529
	- US$/oz	825	667

Gold production decreased from 6,630 kilograms (213,200 ounces) in the June quarter to 5,893 kilograms (189,500 ounces) in the September quarter due to a decrease in underground volumes and grade. Underground tonnage decreased from 794,000 tons in the June quarter to 708,000 tons in the September quarter mainly due to safety related stoppages following an incident at 5 shaft. Surface tonnage increased from 742,000 tons to 832,000 tons, partially offsetting the loss of underground production. Underground yield decreased from 7.6 grams per ton to 7.3 grams per ton due to lower volumes from the higher grade shafts following the safety stoppages. Surface yield improved from 0.8 grams per ton in the June quarter to 0.9 grams per ton in the September quarter mainly due to changes in the mix.

Main development decreased by 11 per cent for the quarter and on-reef development increased by 36 per cent. The average development value increased from 1,109 centimetre grams per ton in the June quarter to 1,625 centimetre grams per ton in the September quarter, primarily due to improved values at 1 shaft and 5 shaft.

Operating costs increased from R905 million (US$105 million) to R950 million (US$122 million). The increase in operating cost is mainly due to annual wage increases, the annual increase in electricity costs and two months of winter electricity tariffs. Total cash cost increased from R129,397 per kilogram to R154,387 per kilogram.

Operating profit decreased from R764 million (US$89 million) in the June quarter to R467 million (US$60 million) in the September quarter mainly due to the lower production and the 5 per cent lower rand gold price received.

Capital expenditure decreased from R311 million (US$36 million) to R272 million (US$35 million). The decrease was mainly due to changes in the timing of spending on projects.

Notional cash expenditure increased from R183,529 per kilogram (US$667 per ounce) to R207,416 per kilogram (US$825 per ounce) due to the increase in operating costs and the lower production.

December quarter's gold production is forecast to be higher due to an increase in underground volumes closer to historical levels following the safety stoppages which affected the September quarter. Total cash cost is expected to decrease due to the higher production and lower electricity costs as a result of summer tariffs. Capital expenditure is forecast to increase due to the uranium feasibility study, development on the extraction of the 4 shaft pillar, implementation of new technology mechanised equipment and housing upgrades.

The estimate for the December quarter is as follows:
- Gold produced – 6,500 kilograms (209,000 ounces)
- Total cash cost* – R140,000 per kilogram (US$580 per ounce)
- Capital expenditure* – R310 million (US$42 million)
- Notional cash expenditure* – R192,000 per kilogram (US$805 per ounce)
* Based on an exchange rate of US$1 = R7.40.

Kloof

		Sept 2009	June 2009
Gold produced	- kg	5,024	5,004
	- 000'ozs	161.5	160.9
Yield - underground	- g/t	6.7	7.4
- combined	- g/t	4.8	5.6
Total cash cost	- R/kg	162,818	145,284
	- US$/oz	648	528
Notional cash expenditure	- R/kg	217,456	201,459
	- US$/oz	865	732

Gold production remained steady at 5,024 kilograms (161,500 ounces) in the September quarter compared with 5,004 kilograms (160,900 ounces) in the June quarter. This is despite two safety related stoppages, increased seismicity, as well as an underground fire between Main shaft and 7 shaft during the quarter. The underground tonnage increased from 638,000 tons to 713,000 tons but was offset by a decrease in yield from 7.4 grams per ton to 6.7 grams per ton. The decrease in yield is a short term issue and was largely due to a 12 per cent lower broken grade as a result of lower grade facies being mined as well as a loss of high grade panels due to seismicity. Going forward grades are expected to return to historic levels due to a reduction of lower grade mining.

Total main development increased by 11 per cent for the quarter and on-reef development improved by 1 per cent. The average development value increased by 29 per cent to 2,489 centimetre grams per ton in the September quarter, due to an increase in the VCR grades.

Operating costs increased from R763 million (US$89 million) in the June quarter to R848 million (US$109 million) in the September quarter. The increase in operating cost is mainly due to annual wage increases, the annual increase in electricity costs and two months of winter electricity tariffs. These increases resulted in a 12 per cent increase in total cash cost from R145,284 per kilogram in the June quarter to R162,818 per kilogram in the September quarter.

Operating profit decreased from R489 million (US$57 million) in the June quarter to R361 million (US$46 million) in the September quarter due to the increase in operating cost and the 5 percent lower rand gold price.

Capital expenditure at R244 million (US$31 million) is similar to the previous quarter's expenditure of R245 million (US$29 million), the majority of which is ore reserve development.

Notional cash expenditure increased from R201,459 per kilogram to R217,456 per kilogram due to the higher operating cost.

Gold production for the December quarter is forecast to increase by 4 per cent compared with the September quarter. Total cash cost per ounce is forecast to decrease in the December quarter due to the higher gold production. Capital expenditure is planned to increase largely due to the increase in ore reserve development, hydro power equipment, the 69 line decline project and housing and accommodation upgrades.

The estimate for the December quarter is as follows:
- Gold produced – 5,200 kilograms (167,000 ounces)
- Total cash cost* – R160,000 per kilogram (US$670 per ounce)
- Capital expenditure* – R280 million (US$38 million)
- Notional cash expenditure* – R219,000 per kilogram (US$920 per ounce)
* Based on an exchange rate of US$1 = R7.40

Beatrix

		Sept 2009	June 2009
Gold produced	- kg	3,437	3,199
	- 000'ozs	110.5	102.9
Yield	- g/t	4.3	4.1
Total cash cost	- R/kg	165,900	157,862
	- US$/oz	660	574
Notional cash expenditure	- R/kg	215,595	224,726
	- US$/oz	858	817

Gold production at Beatrix increased by 7 per cent from 3,199 kilograms (102,900 ounces) in the June quarter to 3,437 kilograms (110,500 ounces) in the September quarter. Tons milled increased from 774,000 tons to 791,000 tons of which 23,000 tons were from surface clean-up. Yield increased from 4.1 grams per ton in the June quarter to 4.3 grams per ton for the September quarter.

Development volumes showed a 9 per cent reduction during the quarter because of hoisting constraints at 3 shaft due to winder repairs and a continued focus on safety. The main on-reef development returned a value of 1,226 centimetre grams per ton for the quarter compared with 1,131 centimetre grams per ton for the June quarter.

Operating costs increased by 12 per cent from R528 million (US$61 million) in the June quarter to R591 million (US$76 million) in the September quarter. The increase in operating cost is mainly due to the cessation of pre-production costs previously capitalised, annual wage increases, the annual increase in electricity costs and two months of winter electricity tariffs. Total cash cost increased by 5 per cent from R157,862 per kilogram in the June quarter to R165,900 per kilogram in the September quarter.

Operating profit decreased by 11 per cent from R272 million (US$32 million) in the June quarter to R235 million (US$30 million) in the September quarter due to the lower gold price, higher operating cost, partially offset by higher production.

Capital expenditure decreased from R191 million (US$22 million) in the June quarter to R150 million (US$19 million) in the September quarter mainly due to the discontinuation of pre-production expenditure capitalised at the North section.

Notional cash expenditure decreased from R224,726 per kilogram (US$817 per ounce) to R215,595 per kilogram (US$858 per ounce) mainly due to the lower capital expenditure and increased production.

The forecast for the December quarter's gold production is expected to decrease due to anticipated lower grades. Total cash cost in the December quarter is expected to increase mainly due to the lower production. The forecast increase in capital expenditure is due to infrastructure required at the North section to alleviate the hoisting constraint.

The estimate for the December quarter is as follows:
- Gold produced – 3,200 kilograms (103,000 ounces)
- Total cash cost* – R173,000 per kilogram (US$725 per ounce)
- Capital expenditure* – R152 million (US$21 million)
- Notional cash expenditure* – R228,000 per kilogram (US$955 per ounce)

* Based on an exchange rate of US$1 = R7.40.

South Deep project

		Sept 2009	June 2009
Gold produced	- kg	2,032	1,614
	- 000'ozs	65.3	51.9
Yield - underground	- g/t	6.5	6.7
- combined	- g/t	5.1	3.8
Total cash cost	- R/kg	179,921	184,201
	- US$/oz	716	669
Notional cash expenditure	- R/kg	375,344	386,245
	- US$/oz	1,493	1,403

Gold production increased by 26 per cent from 1,614 kilograms (51,900 ounces) in the June quarter to 2,032 kilograms (65,300 ounces) in the September quarter, due to improved mining volumes as the mine builds its production base. Underground tonnage processed increased from 313,000 tons in the June quarter to 347,000 tons in the September quarter which included 40,000 waste tons in the September quarter and 87,000 waste tons in the June quarter. The underground reef yield decreased from 6.7 grams per ton in the June quarter to 6.5 grams per ton in the September quarter. This was mainly due to an increase in tonnage from the lower grade destress projects. The combined yield increased from 3.8 grams per ton in the June quarter to 5.1 grams per ton in the September quarter as a result of the increase in underground volumes and decrease of lower grade surface source tonnage processed which decreased from 111,000 tons in the June quarter to 52,000 tons in the September quarter.

Development increased by 30 per cent for the September quarter from 2,091 metres to 2,715 metres. The new mine capital development in phase 1, sub 95 level, increased from 1,160 metres to 1,361 metres. Development in the current mine areas above 95 level increased by 39 per cent per cent from 931 metres to 1,298 metres. Added to this was an additional 57 metres of raiseboring during the quarter.

Operating costs increased by 21 per cent from R312 million (US$36 million) in the June quarter to R379 million (US$48 million) in the September quarter in line with the planned build-up. This was mainly due to the 11 per cent increase in underground tons produced, which required more employees, annual wage increases, the annual increase in electricity costs and two months of winter electricity tariffs. The total cash cost decreased by 2 per cent from R184,201 per kilogram (US$669 per ounce) in the June quarter to R179,921 per kilogram (US$716 per ounce) in the September quarter.

An operating profit of R109 million (US$14 million) was realised in the September quarter compared with the June quarter's operating profit of R92 million (US$11 million) due to the increase in gold production, partly offset by the 5 per cent lower gold price and increased operating costs.

Capital expenditure increased by 24 per cent from R311 million (US$36 million) in the June quarter to R384 million (US$49 million) in the September quarter in line with the planned project build-up.

The increased expenditure was mainly on development, mechanised equipment, the new tailings dam and the rock winder for the ventilation shaft. Notional cash expenditure decreased by 3 per cent from R386,245 per kilogram (US$1,403 per ounce) to R375,344 per kilogram (US$1,493 per ounce) due to the increase in gold production.

Gold production for the December quarter is forecast to increase in line with the planned production build up. Capital expenditure is planned to increase on the new tailings facility, delivery of mechanised equipment and more development.

The estimate for the December quarter is as follows:
- Gold produced – 2,250 kilograms (72,000 ounces)
- Total cash cost* – R178,000 per kilogram (US$750 per ounce)
- Capital expenditure* – R445 million (US$60 million)
- Notional cash expenditure* – R382,000 per kilogram (US$1,605 per ounce)

* Based on an exchange rate of US$1 = R7.40

West Africa region
Ghana

Tarkwa

		Sept 2009	June 2009
Gold produced	- 000'ozs	175.1	164.7
Yield - heap leach	- g/t	0.6	0.7
- CIL plant	- g/t	1.4	1.3
- combined	- g/t	1.1	1.0
Total cash cost	- US$/oz	480	481
Notional cash expenditure	- US$/oz	690	684

Gold production increased by 6 percent from 164,700 ounces in the June quarter to 175,100 ounces in the September quarter. The increase in gold production was driven primarily by the increase in CIL throughput.

Total tons mined, including capital stripping, was similar quarter on quarter at 31.6 million tons. Ore mined was maintained at 5.3 million tons. Head grade for the September quarter was 1.20 grams per ton, 0.07 grams per ton higher than June quarter's head grade of 1.13 grams per ton. The strip ratio achieved was 5.01, similar to the June quarter.

Total feed to the North heap leach decreased to 2.26 million tons in the September quarter compared with 2.53 million tons in the June quarter mainly due to a corresponding increase in higher grade ore milled, given that mined volumes were similar quarter on quarter. North heap leach yield for the quarter decreased to 0.6 grams per ton compared with the June quarter's 0.7 grams per ton. The heap leach facilities produced 46,100 ounces in the September quarter, 20 per cent lower than the 57,500 ounces produced in the June quarter. The decline in ounces can be attributed to a slower release of GIP at the South heap leach, lower feed grade to the North heap leach, as well as the impact of the lower tons crushed in the June quarter. Furthermore, there was a one-in-fifteen year storm event in July which adversely affected heap leach recoveries.

The total feed to the CIL plant was 2.87 million tons compared with 2.53 million tons in the June quarter. CIL yield was 1.4 grams per ton, compared with 1.3 grams per ton in the June quarter. The CIL plant produced 129,000 ounces in the September quarter compared with 107,200 ounces in the June quarter.

Operating costs, including gold-in-process movements, were US$4 million (R27 million) higher than the June quarter at US$84 million (R657 million). Operating costs increased in line with the increased tons milled at the expanded plant and an increase in drill and blast activity.

Operating profit at US$85 million (R663 million) in the September quarter was higher than the US$72 million (R623 million) achieved in the June quarter due to increased gold production and the higher gold price, partially offset by increased costs.

Capital expenditure increased from US$31 million (R251 million) to US$33 million (R255 million) for the September quarter, with mining equipment (US$11 million) and pre-stripping at the Teberebie cutback (US$16 million) being the major items for the quarter.

Notional cash expenditure for the quarter was US$690 per ounce, compared with the previous quarter's US$684 per ounce, reflecting the increased operating costs and capital expenditure.

The estimated increase in gold production for the December quarter is due to increased production from the CIL plant, but is subject to a timely conclusion of the protracted wage negotiations. Mining activity and heap leach stacking could be affected in the next quarter, but contingencies are in place to keep the mill running during any interruptions.

The estimate for the December quarter is as follows:
- Gold produced – 185,000 ounces
- Total cash cost – US$460 per ounce
- Capital expenditure – US$39 million
- Notional cash expenditure – US$690 per ounce.
* Based on an exchange rate of US$1 = R7.40.

Damang

		Sept 2009	June 2009
Gold produced	- 000'ozs	51.4	53.4
Yield	- g/t	1.3	1.3
Total cash cost	- US$/oz	622	611
Notional cash expenditure	- US$/oz	637	696

Gold production decreased by 4 per cent from 53,400 ounces in the June quarter to 51,400 ounces in the September quarter. This decrease was mainly due to a planned seven day primary crusher re-build and a two day mill shutdown which in turn reduced the tons milled by 6 per cent.

Total tons mined, including capital stripping decreased from 3.8 million tons in June quarter to 2.5 million tons in September quarter because of a revised mine schedule caused by the crusher re-build. Ore mined decreased from 1.1 million tons to 0.8 million tons and the strip ratio achieved was 2.00 against the June quarter's 2.38.

Operating costs, including gold-in-process movements, decreased from US$32 million (R275 million) in the June quarter to US$31 million (R246 million) in the September quarter. Although a decrease in power costs was realised, this was partially offset by hauling more oxide material because of the crusher re-build. Total cash cost increased from US$611 per ounce to US$622 per ounce reflecting the decrease in ounces produced.

Operating profit for the September quarter increased to US$18 million (R141 million) compared with US$17 million (R150 million) achieved in the June quarter. This was driven largely by the increased gold price received.

Capital expenditure decreased from US$6 million (R51 million) in the June quarter to US$3 million (R27 million) in the September quarter mainly due to the timing of capital projects.

Notional cash expenditure for the quarter was lower at US$637 per ounce compared with the previous quarter's US$696 per ounce mainly as a result of the decrease in capital expenditure.

Gold production for the December quarter is expected to be marginally higher than the September quarter due to increased tons milled but this is subject to a timely conclusion of the protracted wage negotiations. Mining activity could be affected if negotiations are not concluded timeously, but contingencies are in place to keep the mill running during any interruptions. Capital expenditure is expected to be higher due to the secondary crusher project aimed at significantly increasing the treatment of higher grade fresh material at the current throughput rate and an increase in exploration activities. Notional cash expenditure per ounce is expected to increase as a result of the increased capital expenditure.

The estimate for the December quarter is as follows:
- Gold produced – 52,000 ounces
- Total cash cost – US$610 per ounce
- Capital expenditure – US$7 million
- Notional cash expenditure – US$700 per ounce
* Based on an exchange rate of US$1 = R7.40.

South America region
Peru

Cerro Corona

		Sept 2009	June 2009
Gold produced	- 000'oz	33.4	40.5
Copper produced	- tons	9,100	9,300
Total equivalent gold produced	- 000' eq oz	88.5	83.9
Total equivalent gold sold	- 000' eq oz	89.1	86.9
Yield - gold	- g/t	0.7	0.8
- copper	- %	0.62	0.66
- combined	- g/t	1.8	1.8
Total cash cost	-US$/eq oz	349	337
Notional cash expenditure	-US$/eq oz	599	584
Gold price *	- US$/oz	966	986
Copper price *	- US$/t	5,779	4,581

* Used to calculate total equivalent gold produced

As planned, gold produced decreased by 18 per cent from 40,500 ounces in the June quarter to 33,400 ounces in the September quarter. Copper produced decreased by 2 per cent from 9,300 tons produced in the June quarter to 9,100 tons produced in the September quarter. During the September quarter concentrate with payable content of 34,400 ounces of gold was sold at an average gold price of US$951 per ounce and 8,900 tons of copper were sold at an average copper price of US$5,138 per ton, net of treatment and refining charges. The lower gold and copper production compared to the June quarter was mainly due to the lower grade of the ore milled (gold grade reduced to 1.10 grams per ton in September quarter from 1.27 grams per ton in June quarter and copper at 0.75 per cent was slightly lower than the 0.82 per cent achieved in the June quarter).

Total tons mined increased as planned from 3.78 million tons in the June quarter to 3.91 million tons during the September quarter. Ore mined at 1.62 million tons was 5 per cent higher than June quarter's 1.55 million tons. The strip ratio of 1.41 for the September quarter was similar to the June quarter's strip ratio of 1.43, but is higher than the life of mine strip ratio, forecast at 0.9. The current higher strip ratio is in line with the current mine plan to ensure greater production flexibility.

Ore processed increased from 1.47 million tons in the June quarter to 1.54 million tons in the September quarter, with concentrate production at 41,200 dry tons in the September quarter compared with 43,500 dry tons in the June quarter. Gold yield for the quarter was 0.7 grams per ton and copper yield was 0.62 per cent compared with 0.8 grams per ton and 0.66 per cent respectively in the June quarter, mainly reflecting the lower head grades.

Operating costs, including gold-in-process movements, increased from US$29 million (R251 million) in the June quarter to US$31 million (R241 million) in the September quarter. The increased operating cost was due to an increase in the accrual for statutory Workers Legal Participation of profits in line with higher earnings. Total cash cost was US$349 per equivalent ounce sold compared with US$337 per equivalent ounce sold in the June quarter.

Operating profit at US$55 million (R431 million) was slightly higher than operating profit in June quarter of US$53 million (R467 million), reflecting higher equivalent ounces.

Capital expenditure increased from US$20 million (R163 million) in the June quarter to US$23 million (R176 million) in the September quarter. During the quarter US$20 million was spent on construction of the second phase of the Tailings Management Facility.

Notional cash expenditure for the September quarter at US$599 per equivalent ounce was marginally higher than the previous quarter's US$584 per equivalent ounce, mainly due to increased capital expenditure and higher operating cost.

The estimate for the December quarter is as follows:
- Metals (gold and copper) produced – 90,000 equivalent ounces**
- Gold produced – 31,600 ounces
- Copper produced – 10,000 tons
- Total cash cost* – US$360 per equivalent ounce
- Capital expenditure – US$26 million
- Notional cash expenditure* – US$640 per equivalent ounce

* Based on an exchange rate of US$1 = R7.40.
** Equivalent ounces are based on a gold price of US$1,000 per ounce and copper price of US$5,800 per ton.

Australasia region
Australia

St Ives

		Sept 2009	June 2009
Gold produced	- 000'ozs	**100.3**	108.9
Yield - heap leach	- g/t	**0.6**	0.5
- milling	- g/t	**2.4**	2.5
- combined	- g/t	**1.9**	1.9
Total cash cost	- A$/oz	**841**	814
	- US$/oz	**698**	614
Notional cash expenditure	- A$/oz	**1,086**	1,021
	- US$/oz	**901**	770

Gold production decreased by 8 per cent from 108,900 ounces in the June quarter to 100,300 ounces in the September quarter. The lower production was due to stoping issues in the high grade stopes at Belleisle and a shortfall in high grade open pit tons which extended into the second half of the quarter.

Gold produced from the Lefroy mill decreased by 8 per cent, from 99,500 ounces to 91,700 ounces, due to a decrease in tons milled and a decline in head grade to the mill. Production from the heap leach decreased from 9,400 ounces in the June quarter to 8,600 ounces in the September quarter, due to a short term failure of the stacker which was subsequently resolved.

At the open pit operations 1.5 million tons of ore were mined for the quarter, compared with 1.7 million tons in the June quarter. Grade

decreased from 1.5 grams per ton to 1.2 grams per ton. The decrease in volume and grade was mainly due to the completion of the high grade Grinder pit in the June quarter. The average strip ratio, including capital waste, remained steady at 3.2 for the current quarter.

At the underground operations 363,000 tons of ore was mined at 4.5 grams per ton in the September quarter, compared with 326,000 tons of ore mined at 4.9 grams per ton in the June quarter. This drop in yield was mainly due to low grade ore being mined from Belleisle in July and August, as no stoping of the high grade areas took place during this period as stope rehabilitation was being carried out following a geotechnical fall of ground in the June quarter. The additional ground support required to ensure safe production after this event was completed at the end of August and the integrity of the infrastructure, in particular to access the Belleisle extension, is intact. Development of the Belleisle extension continues with good development grades.

Operating costs, including gold-in-process movements, decreased from A$88 million (R569 million) in the June quarter to A$84 million (R545 million) in the September quarter. The decrease in costs was primarily due to a reduction in royalties as a result of the termination of the Morgan Stanley royalty. The royalty expense decreased by A$6 million as a result of the cessation of royalties with effect from 26 August and a reduction in the Australian dollar gold price during the quarter.

Operating profit decreased from A$43 million (R278 million) to A$32 million (R210 million), mainly due to lower gold production and decreased revenue from the lower Australian gold price.

Capital expenditure increased from A$21 million (R131 million) in the June quarter to A$23 million (R152 million) in the September quarter. Capital expenditure was primarily focused on excavating the Athena box-cut and related infra-structure development. The Athena development commenced on 9 July 2009 and will become a fourth underground mine at St Ives. A$308 million was incurred on the termination of the Morgan Stanley royalty during the quarter.

Notional cash expenditure increased from A$1,021 (US$770) per ounce in the June quarter to A$1,086 (US$901) per ounce in the September quarter. This was mainly due to the lower gold production compared with the previous quarter and an increase in capital expenditure, partially offset by the lower royalty charge.

The estimate for the December quarter is as follows:
- Gold produced – 105,000 ounces
- Total cash cost* – A$740 (US$665) per ounce
- Capital expenditure* – A$29 million (US$26 million)
- Notional cash expenditure* – A$1,030 (US$925) per ounce
* Based on A$1=US$0.90.

Agnew

		Sept 2009	June 2009
Gold produced	- 000'ozs	**45.9**	45.2
Yield	- g/t	**6.1**	6.2
Total cash cost	- A$/oz	**566**	531
	- US$/oz	**470**	401
Notional cash expenditure	- A$/oz	**819**	797
	- US$/oz	**679**	601

Gold production increased 1 per cent from 45,200 ounces in the June quarter to 45,900 ounces in the September quarter. Tons processed increased from 228,000 in the June quarter to 235,000 in the September quarter with yield marginally lower at 6.1 grams per ton. The increase in tons was mainly from low grade open pit stocks.

Ore mined from underground decreased by 27 per cent from 201,000 tons in the June quarter at a head grade of 7.8 grams per ton to 147,000 tons in the September quarter at a head grade of 9.5 grams per ton. The decrease in ore mined was due to a catch-up of pastefill due to mining out of sequence. The grade increased by mining more of the high grade Kim South Lode due to a catch-up of pastefill at Main Lode and a rockfall in the Main Lode associated with poor ground conditions that reduced access during the quarter. The link drive, a primary access drive between the Main and Kim Lodes at about 600 metres below surface was completed in early October. This will improve equipment productivity and provide a platform to explore the highly prospective Waroonga corridor, previously underexplored due to a lack of suitable drilling positions.

Operating costs, including gold-in-process movements, increased 8 per cent from A$24 million (R154 million) in the June quarter to A$26 million (R171 million) in the September quarter. This increase in costs was the result of a drawdown of gold-in-process, combined with increased levels of ground support and grade control drilling at the Waroonga complex. Total cash cost per ounce increased from A$531 per ounce (US$401 per ounce) in the June quarter to A$566 per ounce (US$470 per ounce) in the September quarter.

Operating profit decreased 18 per cent from A$32 million (R203 million) in the June quarter to A$26 million (R170 million) in the September quarter. This was primarily due to the decreased revenue resulting from the lower gold price and the greater drawdown of gold-in-process during the quarter.

Capital expenditure was marginally higher at A$13 million (R81 million) and included A$6 million on underground capital development at Kim and Main Lode, and A$6 million on exploration with the balance being spent mainly on plant improvements.

Notional cash expenditure increased from A$797 per ounce (US$601 per ounce) in the June quarter to A$819 per ounce (US$679 per ounce) in the September quarter, due to the increase in operating costs.

Capital expenditure for the December quarter is expected to increase due to an increase in capital development, works associated with water management and Cyanide Code compliance commitments. Notional cash expenditure is expected to increase in the December quarter due to lower production levels and similar operating expenditure.

The estimate for the December quarter is as follows:
- Gold produced – 45,000 ounces
- Total cash cost* – A$575 per ounce (US$520)
- Capital expenditure* – A$13 million (US$11 million)
- Notional cash expenditure* – A$855 per ounce (US$770)

* Based on A$1=US$0.90

Quarter ended 30 September 2009 compared with quarter ended 30 September 2008

Group attributable gold production increased by 14 per cent from 798,000 ounces for the quarter ended September 2008 to 906,000 ounces produced for the quarter ended September 2009.

At the South African operations gold production increased from 492,000 ounces to 527,000 ounces. Driefontein's gold production decreased by 8 per cent from 207,000 ounces to 189,000 ounces due to a decrease in volumes mined related largely to safety factors. At Kloof, gold production increased by 3 per cent from 157,000 ounces to 162,000 ounces due to the completion of the Main shaft refurbishment project. Beatrix's gold production increased by 9 per cent from 101,000 ounces to 111,000 ounces, due to higher mining volumes. South Deep's gold production increased from 27,000 ounces to 65,000 ounces due to the mine being in a build up phase.

At the West African operations total managed gold production increased from 200,000 ounces for the quarter ended September 2008 to 227,000 ounces for the quarter ended September 2009. Damang's gold production increased by 17 per cent to 51,400 ounces, due to the rebuilding of the pebble crusher, last year. Tarkwa was 12 per cent up at 175,000 ounces due to the completion of the expanded CIL plant.

In South America, gold equivalent production at Cerro Corona increased from 12,000 ounces in the September 2008 quarter being the first quarter of production to 88,000 ounces in the September 2009 quarter, in line with the build-up to full production.

At the Australasian operations gold production decreased by 5 per cent from 153,000 ounces in the September 2008 quarter to 146,000 ounces in the September 2009 quarter. St Ives decreased by 1 per cent from 101,000 ounces to 100,000 ounces. Production at Agnew decreased by 12 per cent to 46,000, mainly due to the depletion of the high grade Songvang stockpiles during the September 2008 quarter.

Revenue increased by 30 per cent from R5,724 million (US$740 million) to R7,416 million (US$948 million). The 11 per cent higher average gold price at R241,161 per kilogram (US$959 per ounce) compares with R217,586 per kilogram (US$874 per ounce) achieved for the quarter ended September 2008. The US dollar weakened from US$1 = R7.74 to US$1 = R7.82 or 1 per cent, while the rand/Australian dollar strengthened by 7 per cent from A$1 = R6.97 to R6.49.

Operating costs, including gold-in-process movements, increased from R4,150 million (US$536 million) to R4,629 million (US$592 million). The increase in costs was mainly due to annual wage increases, increases in electricity costs at the South African operations and the inclusion of Cerro Corona (R241 million). Total cash cost for the Group decreased from R153,458 per kilogram (US$617 per ounce) to R147,346 per kilogram (US$586 per ounce) due to increased gold production, partially offset by higher costs.

At the South African operations operating costs increased by 12 per cent from R2,468 million (US$319 million) for the September 2008 quarter to R2,768 million (US$354 million) for the September 2009 quarter. This was due to the annual wage increases, a 36 per cent increase in electricity costs and normal inflationary increases in stores and contractors, partially offset by the cost saving initiatives implemented during the year. Total cash cost at the South African operations increased from R153,581 per kilogram to R162,553 per kilogram as a result of the above.

At the West African operations, operating costs including gold-in-process movements were similar at US$115 million. At the South American operation, operating costs at Cerro Corona increased from US$7 million in the September 2008 quarter to US$31 million in the September 2009 quarter in line with increased production. Gold-in-process movements of US$nil in the September 2009 quarter compares with a gold-in-process credit to cost of US$9 million in the September 2008 quarter due to the mine not being fully operational in the September 2008 quarter.

At the Australasian operations, operating costs including gold-in-process movements, decreased from US$99 million to US$92 million mainly due to lower production volumes at Agnew and the termination of the Morgan Stanley royalty at St Ives.

Operating profit increased from R1,574 million (US$203 million) to R2,787 million (US$356 million).

After accounting for the above items and taxation, net earnings amounted to R1,007 million (US$129 million), compared with R39 million (US$5 million) for the quarter ended September 2008.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments and losses of associates after taxation amounted to R625 million (US$80 million) for the quarter ended September 2009 compared with R120 million (US$16 million) for the quarter ended September 2008.

Exploration and corporate development

Gold Fields maintained drilling activity on seven greenfields projects in six countries (Australia, Peru, Chile, China, Canada and Kyrgyzstan) and at its near mine exploration opportunities at St Ives, Agnew and Damang.

Together with its ongoing exploration projects, the group continues to evaluate a number of business development opportunities largely in the countries and belts where we are currently active.

Advanced drilling projects

At the Chucapaca project in southern Peru, where Gold Fields can earn a 51 per cent interest in a joint venture with Buenaventura (NYSE "BVN"), resource delineation drilling ramped up to four drill rigs on the Canahuire target in July 2009. Initial drilling is scheduled to commence on the Katrina and Katrina Este satellite targets in the next quarter. Drilling results from the Canahuire Au-Cu discovery confirmed and expanded the potential of the deposit which is still open to the west, north and at depth. Drilling is currently focused on the eastern portion of the deposit. Drilling will resume at the western portion in the coming weeks. The scoping study underpinned by an inferred resource is still on track for completion by the end of the financial year.

At the Talas Project in Kyrgyzstan, where Gold Fields can earn up to a 70 per cent interest in a joint venture with Orsu Metals Corporation (TSX: "OSU" and AIM: "OSU"), four drill rigs continue to delineate the resource potential at the Taldybulak Au-Cu porphyry target as well as testing other promising targets within the belt. Work is on schedule for the completion of an internal preliminary scoping study at the end of the financial year. Gold Fields also expects to complete its initial earn-in to a 60 per cent interest in the joint venture by that time.

In July 2009, Gold Fields made an offer to purchase all the outstanding shares of Glencar Mining Plc ("Glencar") (for a total consideration of approximately GBP28 million). Gold Fields has taken control of the Glencar Board and Glencar was delisted from the Irish and AIM Stock Exchanges on 5 October 2009. The offer was subject to 80 per cent of the Glencar shareholders unconditionally accepting the offer, which was achieved. Gold Fields has invoked the squeeze-out provisions in terms of Section 204 of the Irish Companies Act and notification in terms of Section 204 was posted to the remaining Glencar shareholders on 9 October 2009. With the Glencar purchase, Gold Fields has consolidated a large position in the Yanfolila Belt which includes 100 per cent owned tenements and the Glencar Projects including Komana (1.25 million ounces resource reported by Glencar), Sankarani and Solona. Field activities were suspended during September quarter due to lack of access through the rainy season as well as the corporate activities related to the Glencar purchase. Preparations are underway to commence an aggressive field programme from October 2009, which will range from resource delineation drilling at the Komana deposits to initial drilling and target definition work on the other tenements.

At the Arctic Platinum project in Finland, a new conceptual resource model and open pit optimisation was completed. The mining schedule and provisional cash flow modelling (in progress) will form the base case for evaluation, using a hydrometallurgical process on a commercial scale.

Initial drilling projects

At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields is earning into an 80 per cent interest in four project areas from Clancy Exploration Ltd (ASX: "CLY"), field work focused on the Myall and Cowal East Au-Cu porphyry projects. Aircore drilling at Myall has intersected strong alteration related to porphyry Cu-Au mineralisation on the Kingswood South and Calais Targets. Consistent end-of-hole gold anomalism has defined a large Cu-Au target over two kilometre by one kilometre.

Aircore drilling at Cowal East continues to define several very encouraging drill targets including the Bimbowie Prospect, a mineralised porphyry Cu-Au system. Budgets have been approved to fund an aggressive programme of additional aircore drilling and initial diamond drilling on seven targets during the remainder of financial 2010.

At the Batangas joint venture in the Philippines, where Gold Fields can earn up to a 75 per cent interest in a joint venture with Mindoro Resources Ltd (TSX.V: "MIO"), initial diamond drilling commenced on the El Paso concession in September 2009. The drilling programme will test Cu-Au mineralization.

At the SBX joint venture in Chile, where Gold Fields can earn up to 90 per cent on certain claims held by SBX Asesorias e Inversiones and 100 per cent on another claim under an additional option agreement with Aguas Heladas, preparations are underway to resume field activities. The field programme will include follow-up diamond drilling at Pircas and geophysical and geochemical surveys to define drill targets at Salares Norte.

At the Toodoggone project in B.C., Canada, where Gold Fields can earn up to a 75 per cent interest in a joint venture with Cascadero Copper Corp. (TSX.V: "CCD"), target definition work was completed. Diamond drilling commenced in August 2009 and the initial phase is nearing completion. Preliminary assay results received are encouraging.

At the Woodjam joint venture in B.C., Canada, Gold Fields signed a definitive agreement in late July 2009 with the Woodjam Partners (Fjordland Exploration Inc. (TSX.V: "FEX") and Cariboo Rose Resources (TSX.V: "CRB")) to earn-in to a 75 per cent interest in a joint venture on a 40,000 hectare property covering several known porphyry Cu-Au targets in south-central B.C. Target definition work is in progress and initial diamond drilling has commenced.

Near mine exploration

At St. Ives, exploration drilling at the South Revenge open pit target has returned notable results. Exploration drilling is ongoing at the Argo and Cave Rocks underground targets. At the Athena and Hamlet resource areas, extensional drilling has focused down-plunge of the known mineralisation. Results from the last phase of drilling at Hamlet are encouraging. Initial drilling at the MacBeth target located 0.8 kilometre east of Athena intersected the interpreted structure in three RC holes. At Yorick South, located 1.5 kilometre east of Athena, variable results were received.

At Agnew, underground drilling at Kim South continues. Intersections are also deeper than anticipated due to steepening of the ore body. Ten holes out of a 22-hole programme were completed. A second surface rig was mobilised in August 2009 and progress is improving.

At Damang, the first drill hole in the Huni Gap target area intersected 93 metres at 1.2 grams per ton, including 13 metres at 6.0 grams per ton. The first three of 56 infill drill holes in the Amoanda North Pit target intersected quartz veining, with sulphides and visible gold in Banket FW quartzites.

Corporate

Environmental stewardship

On 21 October we were informed that Gold Fields was ranked 4th in the Carbon Disclosure Project's Carbon Disclosure Leadership Index for 2009, which evaluated the Top 100 companies listed on the JSE Securities Exchange. The Carbon Disclosure Project seeks to promote transparency and excellence in reporting with regard to climate change and proactive responses to this environmental challenge. As a company that subscribes to sound principles of sustainable development, Gold Fields recognises that a progressive response to the challenge of climate change is a business imperative and therefore we actively support this initiative.

In addition, we are also pleased to announce that all of our eligible operations are now accredited to the International Cyanide Management Code, following a rigorous process of external, independent auditing. This code is widely recognized as global best practice for the responsible management of cyanide in the gold mining industry.

Royalty termination

On 27 August 2009 Gold Fields announced that an agreement has been executed in terms of which the royalty payable by Gold Fields' wholly owned Australian subsidiary, St Ives Gold Mining Company Pty Ltd (St Ives) to Morgan Stanley Bank's subsidiaries, (Royalty) has been terminated for a consideration of A$308 million. When Gold Fields acquired St Ives in late 2001, the total consideration included the Royalty, which was subsequently acquired by subsidiaries of Morgan Stanley Bank. The Royalty comprises two parts:

(i) 4 per cent of the net smelter returns for gold produced from St Ives to the extent that cumulative production of gold from November 30, 2001 exceeded 3.3 million ounces, but subject to the average spot price of gold for the relevant quarter exceeding A$400 per ounce.

(ii) A price participation royalty equal to 10 per cent of the difference between revenue calculated at the spot gold price expressed in Australian dollars per ounce and at A$600 per ounce of gold in respect of all gold produced from St. Ives each quarter after November 30, 2001, subject to the spot price of gold exceeding A$600 per ounce.

The punitive impact of the Royalty on the costs of St Ives, have become clear over the past, both in terms of its adverse impact on the operating margin of the mine, as well as St Ives' ability to convert further ounces into Reserves.

Changes in Directorate and leadership

With effect from 21 August 2009 Mr. Alan Richard Hill was appointed to the Board of Directors. Mr. Hill serves on the board of Gabriel Resources and until recently was Chairman of Alamos Gold, both companies are involved in gold exploration and development. Mr. Hill joined Barrick Gold in 1984 and spent 19 years with the company and was instrumental in its considerable growth, having played a pivotal role in its various merger and acquisition initiatives through the years. He retired from Barrick in 2003 as its Executive Vice President Development. Mr. Hill holds a B.Sc (Mining Engineering) as well as a M.Phil (Rock Mechanics) from Leeds University. Mr. Hill brings to the Gold Fields Board significant experience and leadership in terms of project evaluation, management, and development, as well as an in-depth knowledge of corporate transactions and sustainable development issues in the mining sector.

Philip Schoeman replaced Dana Roets as Vice President and Head of Operations for Kloof Gold Mine, effective from 2 September 2009 following Dana's resignation from the Group. Philip was previously Vice President: New Technology in the SA Region.

Louw Smith, the General Manager at St Ives also resigned from the Group effective 12 October and a search is underway for a replacement.

Stuart Allan, Vice President and Head of Operations at South Deep will take up the position Vice President Capital Projects for the South African operations. Stuart has successfully led the South Deep team for the past 18 months during which time we saw stellar improvements in all safety indices and a fatality free year. Mark Morcombe, previously General Manager at Agnew, in Australia, has accepted the appointment to South Deep as Vice President and Head of Operations.

Tim Gilbert will replace Mark as General Manager at Agnew. Tim is a Mining Engineer with 25 years experience. He commenced his mining career with Mt Isa Mines and has progressed through to senior management roles with major mining companies including WMC Resources, Newmont and Rio Tinto. Immediately prior to joining Gold Fields he was General Manager Operations for Norilsk in Western Australia. In addition to his operations experience Tim has held senior technical roles which has seen him involved in new project development as well as mergers and acquisitions.

Outlook

In the December quarter attributable gold production is forecast at 925,000 attributable equivalent ounces, with increases at Driefontein and Kloof where production was adversely affected by safety stoppages in the September quarter and an increase at Tarkwa as the mine reaches steady state. Total cash cost is forecast at US$590 per ounce (R140,000 per kilogram) compared with US$586 per ounce (R147,343 per kilogram) in the September quarter. The December forecast is based on an exchange rate of R/US$7.40 and US$/A$0.90 compared with R/US$7.82 and US$/A$0.83 achieved in the September quarter. NCE is forecast at US$870 per ounce (R207,000 per kilogram) compared with US$826 per ounce (R207,754 per kilogram) in the September quarter. The above is subject to the forward looking statement and to the exposure to industrial action in Ghana as a consequence of protracted wage negotiations as described in the Tarkwa and Damang commentary on page 7 and 8 of this report. The forecast financial information has not been reviewed and reported on by Gold Fields' auditors in accordance with Section 8.40 (a).

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

IAS 1 (Revised) – Presentation of financial statements has been adopted and the revision to the presentation of the consolidated quarterly statements has been disclosed in this report and most notably includes a new Statement of Comprehensive Income and changes to the format of the Statement of Changes in Owners Equity.

N.J. Holland
Chief Executive Officer
29 October 2009

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter		
SOUTH AFRICAN RAND	**September 2009**	June 2009	September 2008
Revenue	**7,415.8**	7,779.4	5,723.6
Operating costs, net	**4,628.6**	4,441.7	4,149.7
- Operating costs	**4,644.1**	4,491.9	4,233.2
- Gold inventory change	**(15.5)**	(50.2)	(83.5)
Operating profit	**2,787.2**	3,337.7	1,573.9
Amortisation and depreciation	**1,173.8**	1,067.1	901.5
Net operating profit	**1,613.4**	2,270.6	672.4
Net interest paid	**(49.2)**	(170.7)	(111.5)
Share of loss of associates after taxation	**(15.8)**	(11.6)	(104.2)
Loss on foreign exchange	**(62.7)**	(76.4)	(6.1)
(Loss)/gain on financial instruments	**(131.8)**	70.9	(55.8)
Share-based payments	**(120.1)**	(20.0)	(93.9)
Other	**(5.4)**	(126.3)	(21.0)
Exploration	**(132.8)**	(170.7)	(67.7)
Profit before taxation and exceptional items	**1,095.6**	1,765.8	212.2
Exceptional gain/(loss)	**666.8**	(1,252.4)	114.4
Profit before taxation	**1,762.4**	513.4	326.6
Mining and income taxation	**638.1**	657.2	256.9
- Normal taxation	**332.5**	426.2	136.9
- Royalties	**97.5**	96.2	66.6
- Deferred taxation	**208.1**	134.8	53.4
Net profit/(loss)	**1,124.3**	(143.8)	69.7
Attributable to:			
- Owners of the parent	**1,007.2**	(293.3)	39.2
- Non-controlling interest	**117.1**	149.5	30.5
Exceptional items:			
Profit/(loss) on sale of investments	**728.7**	64.9	(0.9)
Profit/(loss) on sale of assets	**1.0**	(5.7)	1.9
Restructuring costs	**(5.8)**	(103.3)	(18.8)
Driefontein 9 shaft closure costs	**-**	1.9	-
Insurance claim – South Deep	**-**	-	132.2
Impairment of investments	**(57.1)**	(1,209.5)	-
Other	**-**	(0.7)	-
Total exceptional items	**666.8**	(1,252.4)	114.4
Taxation	**(114.6)**	40.3	(46.1)
Net exceptional items after taxation and minorities	**552.2**	(1,212.1)	68.3
Net earnings/(loss)	**1,007.2**	(293.3)	39.2
Net earnings/(loss) per share (cents)	**143**	(46)	6
Diluted earnings/(loss) per share (cents)	**141**	(46)	6
Headline earnings	**451.6**	855.4	38.9
Headline earnings per share (cents)	**64**	126	6
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations	**624.8**	949.3	120.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations (cents)	**89**	140	18
Gold sold – managed kg	**30,750**	30,729	26,305
Gold price received R/kg	**241,164**	253,162	217,586
Total cash cost R/kg	**147,343**	140,916	153,461

Statement of comprehensive income

International Financial Reporting Standards Basis

	Quarter		
SOUTH AFRICAN RAND	**September 2009**	June 2009	September 2008
Profit/(loss) for the quarter	**1,124.3**	(143.8)	69.7
Other comprehensive expenses, net of tax	**(953.2)**	(2,923.5)	(1,458.0)
Marked to market valuation of listed investments	**(197.3)**	7.3	(883.2)
Currency translation adjustments and other	**(846.2)**	(2,463.4)	(651.2)
Dilution loss on associate	**-**	(331.9)	-
Share of equity investee's other comprehensive income	**11.7**	(34.5)	76.4
Deferred taxation on marked to market valuation of listed investments	**78.6**	(101.0)	-
Total comprehensive income/(expenses) for the quarter	**171.1**	(3,067.3)	(1,388.3)
Attributable to:			
- Owners of the parent	**78.7**	(3,188.0)	(1,417.6)
- Non-controlling interest	**92.4**	120.7	29.3
	171.1	(3,067.3)	(1,388.3)

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter		
	September 2009	June 2009	September 2008
Revenue	948.3	902.2	739.5
Operating costs, net	591.9	516.9	536.1
- Operating costs	593.9	522.7	546.9
- Gold inventory change	(2.0)	(5.8)	(10.8)
Operating profit	356.4	385.3	203.4
Amortisation and depreciation	150.1	124.0	116.5
Net operating profit	206.3	261.3	86.9
Net interest paid	(6.3)	(19.8)	(14.4)
Share of loss of associates after taxation	(2.0)	(1.5)	(13.5)
Loss on foreign exchange	(8.0)	(8.2)	(0.8)
(Loss)/gain on financial instruments	(16.9)	7.6	(7.2)
Share-based payments	(15.4)	(2.8)	(12.1)
Other	(0.7)	(14.3)	(2.7)
Exploration	(17.0)	(19.5)	(8.7)
Profit before taxation and exceptional items	140.0	202.8	27.5
Exceptional gain/(loss)	85.3	(139.2)	14.8
Profit before taxation	225.3	63.6	42.3
Mining and income taxation	81.6	76.0	33.2
- Normal taxation	42.5	48.7	17.7
- Royalties	12.5	11.2	8.6
- Deferred taxation	26.6	16.1	6.9
Net profit/(loss)	143.7	(12.4)	9.1
Attributable to:			
- Owners of the parents	128.7	(29.3)	5.2
- Non-controlling interest	15.0	16.9	3.9
Exceptional items:			
Profit/(loss) on sale of investments	93.2	6.8	(0.1)
Profit/(loss) on sale of assets	0.1	(0.6)	0.2
Restructuring costs	(0.7)	(11.5)	(2.4)
Driefontein 9 shaft closure costs	-	0.2	-
Insurance claim – South Deep	-	0.3	17.1
Impairment of investments	(7.3)	(134.2)	-
Other	-	(0.2)	-
Total exceptional items	85.3	(139.2)	14.8
Taxation	(14.7)	4.4	(6.0)
Net exceptional items after taxation and minorities	70.6	(134.8)	8.8
Net earnings/(loss)	128.7	(29.3)	5.2
Net earnings/(loss) per share (cents)	18	(5)	1
Diluted earnings/(loss) per share (cents)	18	(5)	1
Headline earnings	57.7	98.7	5.0
Headline earnings per share (cents)	8	15	1
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations	79.9	109.0	15.6
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations (cents)	11	16	2
South African rand/United States dollar conversion rate	7.82	8.56	7.74
South African rand/Australian dollar conversion rate	6.49	6.46	6.97
Gold sold – managed ozs (000)	989	988	846
Gold price received US$/oz	959	920	874
Total cash cost US$/oz	586	512	617

Statement of comprehensive income

International Financial Reporting Standards Basis

UNITED STATES DOLLARS	Quarter		
	September 2009	June 2009	September 2008
Profit/(loss) for the quarter	143.7	(12.4)	9.1
Other comprehensive income/(expenses), net of tax	372.8	520.3	(138.0)
Marked to market valuation of listed investments	(25.3)	(0.5)	(114.1)
Currency translation adjustments and other	386.5	572.4	(33.5)
Dilution loss on associate	-	(36.8)	-
Share of equity investee's other comprehensive income	1.5	(3.6)	9.6
Deferred taxation on marked to market valuation of listed investments	10.1	(11.2)	-
Total comprehensive income/(expenses) for the quarter	516.5	507.9	(128.9)
Attributable to:			
- Owners of the parent	474.8	447.1	(124.6)
- Non-controlling interest	41.7	60.8	(4.3)
	516.5	507.9	(128.9)

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	September 2009	June 2009	September 2009	June 2009
Net earnings/(loss)	**1,007.2**	(293.3)	**128.7**	(29.3)
Profit on sale of investments	**(728.7)**	(64.9)	**(93.2)**	(6.8)
Taxation effect on sale of investments	**116.6**	-	**14.9**	-
Profit/(loss) on sale of assets	**(1.0)**	5.7	**(0.1)**	0.6
Taxation effect of profit on sale of fixed assets	**0.4**	(1.6)	**0.1**	-
Impairment of assets and other	**57.1**	1,209.5	**7.3**	134.2
Headline earnings	**451.6**	855.4	**57.7**	98.7
Headline earnings per share – cents	**64**	126	**8**	15

Based on headline earnings as given above divided by 704,878,283 for September 2009 (June 2009 – 704,571,069) being the weighted average number of ordinary shares in issue.

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	September 2009	June 2009	September 2009	June 2009
Property, plant and equipment	**50,076.6**	48,337.4	**6,794.7**	5,997.2
Goodwill	**4,458.9**	4,458.9	**605.0**	553.2
Non-current assets	**904.6**	886.7	**122.7**	110.0
Investments	**1,163.6**	2,970.8	**157.9**	368.6
Current assets	**7,852.6**	8,548.1	**1,065.5**	1,060.6
- Other current assets	**5,574.8**	5,744.2	**756.4**	712.7
- Cash and deposits	**2,277.8**	2,803.9	**309.1**	347.9
Total assets	**64,456.3**	65,201.9	**8,745.8**	8,089.6
Shareholders' equity	**42,466.0**	42,669.4	**5,762.1**	5,294.0
Deferred taxation	**6,144.4**	6,128.8	**833.7**	760.4
Long-term loans	**5,009.6**	6,334.3	**679.7**	785.9
Environmental rehabilitation provisions	**2,254.8**	2,267.9	**305.9**	281.4
Post-retirement health care provisions	**20.9**	20.5	**2.8**	2.5
Other long-term provisions	**28.5**	31.2	**3.9**	3.9
Current liabilities	**8,532.1**	7,749.8	**1,157.7**	961.5
- Other current liabilities	**4,569.6**	5,188.6	**620.0**	643.7
- Current portion of long-term loans	**3,962.5**	2,561.2	**537.7**	317.8
Total equity and liabilities	**64,456.3**	65,201.9	**8,745.8**	8,089.6
South African rand/US dollar conversion rate			**7.37**	8.06
South African rand/Australian dollar conversion rate			**6.48**	6.43

Debt maturity ladder

Figures are in millions unless otherwise stated

	F2010	F2011	F2012	F2013 to F2017	Total
Loan facilities(committed and uncommitted), including preference shares and commercial paper					
R'million	4,557.4	795.3	-	1,500.0	**6,852.7**
US$'million	23.8	325.3	516.9	99.4	**965.3**
Dollar debt translated to rand	175.0	2,397.1	3,809.4	732.4	**7,113.9**
Total (R'm)	**4,732.4**	**3,192.4**	**3,809.4**	**2,232.4**	**13,966.6**
Utilisation - Loan facilities(committed and uncommitted), including preference shares and commercial paper					
R'million	3,635.0	795.3	-	-	**4,430.3**
US$'million	23.8	14.3	478.9	99.4	**616.3**
Dollar debt translated to rand	175.0	105.0	3,529.3	732.4	**4,541.8**
Total (R'm)	**3,810.0**	**900.4**	**3,529.3**	**732.4**	**8,972.1**
Long-term loans per balance sheet (R'm)					**5,009.6**
Current portion of long-term loans per balance sheet (R'm)					**3,962.5**
Total per balance sheet (R'm)					**8,972.1**

Exchange rate: US$1 = R7.37 being the closing rate at the end of the September 2009 quarter.

Condensed Statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND				
SEPTEMBER 2009 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 30 June 2009	**31,465.6**	**(1,135.7)**	**9,876.2**	**2,463.3**	**42,669.4**
Total comprehensive (expenses)/income	-	(928.5)	1,007.2	92.4	**171.1**
Profit for the quarter	-	-	1,007.2	117.1	**1,124.3**
Other comprehensive (expenses)/income	-	(928.5)	-	(24.7)	**(953.2)**
Dividends paid	-	-	(564.1)	-	**(564.1)**
Share-based payments	-	120.1	-	-	**120.1**
Transactions with minority interest	-	-	-	56.3	**56.3**
Exercise of employee share options	13.2	-	-	-	**13.2**
Balance as at 30 September 2009	**31,478.8**	**(1,944.1)**	**10,319.3**	**2,612.0**	**42,466.0**

	UNITED STATES DOLLARS				
SEPTEMBER 2009 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 30 June 2009	**4,589.9**	**(959.2)**	**1,357.7**	**305.6**	**5,294.0**
Total comprehensive (expenses)/income	-	346.1	128.7	41.7	**516.5**
Profit for the quarter	-	-	128.7	15.0	**143.7**
Other comprehensive (expenses)/income	-	346.1	-	26.7	**372.8**
Dividends paid	-	-	(72.6)	-	**(72.6)**
Share-based payments	-	15.4	-	-	**15.4**
Transactions with minority interest	-	-	-	7.1	**7.1**
Exercise of employee share options	1.7	-	-	-	**1.7**
Balance as at 30 September 2009	**4,591.6**	**(597.7)**	**1,413.8**	**354.4**	**5,762.1**

	SOUTH AFRICAN RAND				
SEPTEMBER 2008 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 30 June 2008	**31,369.0**	**455.6**	**9,321.6**	**1,415.0**	**42,561.2**
Total comprehensive (expenses)/income	-	(1,456.8)	39.2	29.3	**(1,388.3)**
Profit for the quarter	-	-	39.2	30.5	**69.7**
Other comprehensive (expenses)/income	-	(1,456.8)	-	(1.2)	**(1,458.0)**
Dividends paid	-	-	(784.5)	-	**(784.5)**
Share-based payments	-	93.9	-	-	**93.9**
Transactions with minority interest	-	-	-	733.1	**733.1**
Exercise of employee share options	2.7	-	-	-	**2.7**
Balance as at 30 September 2008	**31,371.7**	**(907.3)**	**8,576.3**	**2,177.4**	**41,218.1**

	UNITED STATES DOLLARS				
SEPTEMBER 2008 QUARTER	**Share capital and premium**	**Other reserves**	**Retained earnings**	**Non-controlling interest**	**Total equity**
Balance as at 30 June 2008	**4,579.1**	**(750.4)**	**1,308.5**	**182.9**	**5,320.1**
Total comprehensive (expenses)/income	-	(129.8)	5.2	(4.3)	**(128.9)**
Profit for the quarter	-	-	5.2	3.9	**9.1**
Other comprehensive (expenses)/income	-	(129.8)	-	(8.2)	**(138.0)**
Dividends paid	-	-	(101.9)	-	**(101.9)**
Share-based payments	-	12.1	-	-	**12.1**
Transactions with minority interest	-	-	-	96.0	**96.0**
Exercise of employee share options	0.3	-	-	-	**0.3**
Balance as at 30 September 2008	**4,579.4**	**(868.1)**	**1,211.8**	**274.6**	**5,197.7**

Cash flow statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter		
SOUTH AFRICAN RAND	September 2009	June 2009	September 2008
Cash flows from operating activities	**1,263.0**	2,281.6	(31.7)
Profit before tax and exceptional items	**1,095.6**	1,765.8	212.2
Exceptional items	**666.8**	(1,252.4)	114.4
Amortisation and depreciation	**1,173.8**	1,067.1	901.5
Change in working capital	**(506.6)**	(125.8)	(577.0)
Taxation paid	**(704.6)**	(322.5)	(912.6)
Other non-cash items	**(462.0)**	1,149.4	229.8
Dividends paid	**(564.1)**	(0.1)	(784.5)
Ordinary shareholders	**(564.1)**	(0.1)	(784.5)
Cash flows from investing activities	**(1,781.9)**	(1,577.9)	(1,907.9)
Capital expenditure – additions	**(1,746.3)**	(1,790.5)	(1,812.8)
Capital expenditure – proceeds on disposal	**3.0**	19.4	2.2
Purchase of Glencar	**(301.1)**	-	-
Royalty termination	**(1,998.9)**	-	-
Purchase of investments	**3.8**	(17.9)	(86.8)
Proceeds on the disposal of investments	**2,266.3**	282.0	-
Environmental and post-retirement health care payments	**(8.7)**	(70.9)	(10.5)
Cash flows from financing activities	**644.0**	(274.0)	2,597.7
Loans received	**3,369.4**	1,143.0	3,287.9
Loans repaid	**(2,738.6)**	(1,392.2)	(692.9)
Minority shareholders loans repaid	**-**	(54.3)	-
Shares issued	**13.2**	29.5	2.7
Net cash (outflow)/inflow	**(439.0)**	429.6	(126.4)
Translation adjustment	**(87.1)**	(162.6)	(62.8)
Cash at beginning of period	**2,803.9**	2,536.9	2,007.3
Cash at end of period	**2,277.8**	2,803.9	1,818.1

	Quarter		
UNITED STATES DOLLARS	September 2009	June 2009	September 2008
Cash flows from operating activities	**165.3**	264.9	(0.7)
Profit before tax and exceptional items	**140.0**	202.8	27.5
Exceptional items	**85.3**	(139.2)	14.8
Amortisation and depreciation	**150.1**	124.0	116.5
Change in working capital	**(64.8)**	(15.9)	(74.5)
Taxation paid	**(86.2)**	(35.2)	(114.7)
Other non-cash items	**(59.1)**	128.4	29.7
Dividends paid	**(72.6)**	-	(101.9)
Ordinary shareholders	**(72.6)**	-	(101.9)
Cash flows from investing activities	**(219.0)**	(184.4)	(246.5)
Capital expenditure – additions	**(223.3)**	(209.4)	(234.2)
Capital expenditure – proceeds on disposal	**0.4**	2.2	0.3
Purchase of Glencar	**(37.7)**	0.1	-
Royalty termination	**(257.1)**	-	-
Purchase of investments	**0.5**	(1.9)	(11.2)
Proceeds on the disposal of investments	**299.4**	32.5	-
Environmental and post-retirement health care payments	**(1.2)**	(7.9)	(1.4)
Cash flows from financing activities	**68.2**	(52.2)	335.6
Loans received	**433.0**	133.5	424.8
Loans repaid	**(366.5)**	(182.4)	(89.5)
Minority shareholders loans repaid	**-**	(6.7)	-
Shares issued	**1.7**	3.4	0.3
Net cash (outflow)/inflow	**(58.1)**	28.3	(13.5)
Translation adjustment	**19.3**	54.2	(8.1)
Cash at beginning of period	**347.9**	265.4	250.9
Cash at end of period	**309.1**	347.9	229.3

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments – those outstanding at 30 September 2009 are described below.

Position at end of September 2009

Western Areas US Dollars / Rand forward purchases

As a result of the US$551 million drawn down under the original bridge loan facility to settle mainly the close-out of the Western Areas gold derivative structure on 30 January 2007, US dollar/rand forward cover was purchased during the March 2007 quarter to cover this amount. During financial 2008, US$233 million of this loan was repaid and the forward cover was reduced to US$318 million to correspond with the loan amount outstanding. In June 2009, a further amount of US$44 million was repaid against the loan and the forward cover was reduced by US$44 million. The balance of US$274 million was extended to 15 July 2009, being the next interest repayment date on the loan, at an average forward rate of R8.0893. The forward cover was further extended as follows:

- 17 August 2009 at a rate of R8.3839
- 17 September 2009 at a rate of R8.0387

On 17 September 2009 the forward cover of US$274 million was settled as a result of the decision to repay the outstanding loan amount. At 17 September 2009 the realised foreign exchange loss on the settlement of the US$274 million loan was R34 million. This loss was offset by R34 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279. During the September quarter R38 million of forward cover costs were accounted for as part of interest, as this forward cover has been designated as a hedging instrument.

Diesel financial instruments*

Ghana
The Ghanaian operations had 36 million litres of Asian style ICE Gasoil call options remaining with a strike price of US$0.90 per litre at the end of September, which equates to a Brent crude price of US$92 per barrel, with final expiry on 28 February 2010. The marked to market value of the above call options purchased was positive by US$0.1 million at the end of September 2009.

Australia
The Australian operations had 15 million litres of Asian style Singapore 0.5 Gasoil call options remaining with a strike price of US$0.9128 per litre at the end of September, with a final expiry on 28 February 2010. The marked to market value for the above call options was positive by US$0.04 million at the end of September 2009.

Copper financial instruments*

Peru
During June 2009 8,705 tons of Cerro Corona's expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries is US$5,001 per ton. An additional 8,705 tons of Cerro Corona's expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton. The marked to market value of the 6,605 tons sold forward and the 6,605 tons under the zero cost collar outstanding at the end of September 2009 was negative by US$15 million

---

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Operating and financial results

SOUTH AFRICAN RAND			South Africa Region				
		Total Mine Operations	Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	September 2009	13,559	3,771	1,540	1,041	791	399
	June 2009	13,581	3,625	1,536	891	774	424
Yield (grams per ton)	September 2009	2.3	4.3	3.8	4.8	4.3	5.1
	June 2009	2.3	4.5	4.3	5.6	4.1	3.8
Gold produced (kilograms)	September 2009	30,732	16,386	5,893	5,024	3,437	2,032
	June 2009	30,635	16,447	6,630	5,004	3,199	1,614
Gold sold (kilograms)	September 2009	30,750	16,386	5,893	5,024	3,437	2,032
	June 2009	30,729	16,447	6,630	5,004	3,199	1,614
Gold price received (Rand per kilogram)	September 2009	241,164	240,467	240,472	240,605	240,413	240,207
	June 2009	253,162	250,860	251,825	250,180	250,078	250,558
Total cash cost (Rand per kilogram)	September 2009	147,343	162,553	154,387	162,818	165,900	179,921
	June 2009	140,916	145,145	129,397	145,284	157,862	184,201
Notional cash expenditure (Rand per kilogram)	September 2009	207,754	233,034	207,416	217,456	215,595	375,344
	June 2009	203,042	216,891	183,529	201,459	224,726	386,245
Operating costs (Rand per ton)	September 2009	343	734	617	815	748	949
	June 2009	331	692	589	856	682	736
Financial Results (Rand million)							
Revenue	September 2009	7,415.8	3,940.3	1,417.1	1,208.8	826.3	488.1
	June 2009	7,779.4	4,125.9	1,669.6	1,251.9	800.0	404.4
Operating costs, net	September 2009	4,628.6	2,768.4	950.1	848.2	591.4	378.7
	June 2009	4,441.7	2,508.3	905.4	762.7	528.2	312.0
- Operating costs	September 2009	4,644.1	2,768.4	950.1	848.2	591.4	378.7
	June 2009	4,491.9	2,508.3	905.4	762.7	528.2	312.0
- Gold inventory change	September 2009	(15.5)	-	-	-	-	-
	June 2009	(50.2)	-	-	-	-	-
Operating profit	September 2009	2,787.2	1,171.9	467.0	360.6	234.9	109.4
	June 2009	3,337.7	1,617.6	764.2	489.2	271.8	92.4
Amortisation of mining assets	September 2009	1,138.7	606.4	145.5	215.7	143.5	101.7
	June 2009	1,033.7	572.7	174.5	175.7	124.8	97.7
Net operating profit/(loss)	September 2009	1,648.5	565.5	321.5	144.9	91.4	7.7
	June 2009	2,304.0	1,044.9	589.7	313.5	147.0	(5.3)
Other (expenses)/income	September 2009	(298.1)	(77.3)	(22.9)	(16.3)	(9.0)	(29.1)
	June 2009	(163.9)	(76.6)	(26.2)	(21.9)	(1.5)	(27.0)
Profit/(loss) before taxation	September 2009	1,350.4	488.2	298.6	128.6	82.4	(21.4)
	June 2009	2,140.1	968.3	563.5	291.6	145.5	(32.3)
Mining and income taxation	September 2009	500.9	164.4	95.9	41.3	35.8	(8.6)
	June 2009	688.6	277.2	175.7	79.0	34.7	(12.2)
- Normal taxation	September 2009	174.7	40.6	35.6	4.1	0.9	-
	June 2009	378.1	211.8	144.6	66.8	0.4	-
- Royalties	September 2009	97.5	-	-	-	-	-
	June 2009	96.3	-	-	-	-	-
- Deferred taxation	September 2009	228.7	123.8	60.3	37.2	34.9	(8.6)
	June 2009	214.2	65.4	31.1	12.2	34.3	(12.2)
Profit/(loss) before exceptional items	September 2009	849.5	323.8	202.7	87.3	46.6	(12.8)
	June 2009	1,451.5	691.1	387.8	212.6	110.8	(20.1)
Exceptional items	September 2009	(3.2)	(3.3)	0.8	(0.5)	(3.6)	-
	June 2009	(107.6)	(99.4)	(36.5)	(23.1)	(39.8)	-
Net profit/(loss)	September 2009	846.3	320.5	203.5	86.8	43.0	(12.8)
	June 2009	1,343.9	591.7	351.3	189.5	71.0	(20.1)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	September 2009	946.9	322.5	203.0	87.1	45.2	(12.8)
	June 2009	1,382.0	620.0	357.1	187.1	95.7	(19.9)
Capital expenditure	September 2009	1,740.6	1,050.1	272.2	244.3	149.6	384.0
	June 2009	1,728.3	1,058.9	311.4	245.4	190.7	311.4

Operating and financial results

SOUTH AFRICAN RAND		West Africa Region			South America Region		Australasia Region[#]		
			Ghana		Peru			Australia	
		Total	Tarkwa	Damang	Cerro Corona		Total	St Ives	Agnew
Operating Results									
Ore milled/treated (000 tons)	**September 2009**	**6,357**	**5,130**	**1,227**	**1,538**		**1,893**	**1,658**	**235**
	June 2009	6,470	5,166	1,304	1,473		2,013	1,785	228
Yield (grams per ton)	**September 2009**	**1.1**	**1.1**	**1.3**	**1.8**		**2.4**	**1.9**	**6.1**
	June 2009	1.0	1.0	1.3	1.8		2.4	1.9	6.2
Gold produced (kilograms)	**September 2009**	**7,046**	**5,446**	**1,600**	**2,752**		**4,548**	**3,119**	**1,429**
	June 2009	6,783	5,122	1,661	2,610		4,795	3,388	1,407
Gold sold (kilograms)	**September 2009**	**7,046**	**5,446**	**1,600**	**2,770**		**4,548**	**3,119**	**1,429**
	June 2009	6,783	5,122	1,661	2,704		4,795	3,388	1,407
Gold price received (Rand per kilogram)	**September 2009**	**242,308**	**242,472**	**241,750**	**242,816**		**240,897**	**242,001**	**238,488**
	June 2009	255,285	255,291	255,268	265,385		251,157	249,970	254,016
Total cash cost (Rand per kilogram)	**September 2009**	**128,867**	**120,804**	**156,313**	**87,798**		**157,432**	**175,409**	**118,195**
	June 2009	141,132	132,390	168,104	92,752		151,867	169,097	110,377
Notional cash expenditure (Rand per kilogram)	**September 2009**	**170,466**	**173,467**	**160,250**	**150,618**		**209,015**	**226,515**	**170,819**
	June 2009	189,061	188,247	191,571	160,766		198,332	211,983	165,458
Operating costs (Rand per ton)	**September 2009**	**145**	**134**	**187**	**155**		**379**	**335**	**693**
	June 2009	152	138	205	174		370	329	696
Financial Results (Rand million)									
Revenue	**September 2009**	**1,707.3**	**1,320.5**	**386.8**	**672.6**		**1,095.6**	**754.8**	**340.8**
	June 2009	1,731.6	1,307.6	424.0	717.6		1,204.3	846.9	357.4
Operating costs, net	**September 2009**	**902.7**	**657.2**	**245.5**	**241.4**		**716.1**	**544.8**	**171.3**
	June 2009	959.0	684.5	274.5	250.9		723.5	569.2	154.3
- Operating costs	**September 2009**	**919.3**	**689.8**	**229.5**	**238.8**		**717.6**	**554.7**	**162.9**
	June 2009	981.0	713.4	267.6	257.0		745.6	586.9	158.7
- Gold inventory change	**September 2009**	**(16.6)**	**(32.6)**	**16.0**	**2.6**		**(1.5)**	**(9.9)**	**8.4**
	June 2009	(22.0)	(28.9)	6.9	(6.1)		(22.1)	(17.7)	(4.4)
Operating profit	**September 2009**	**804.6**	**663.3**	**141.3**	**431.2**		**379.5**	**210.0**	**169.5**
	June 2009	772.6	623.1	149.5	466.7		480.8	277.7	203.1
Amortisation of mining assets	**September 2009**	**216.4**	**186.8**	**29.6**	**108.7**		**207.2**		
	June 2009	120.0	68.0	52.0	104.5		236.5		
Net operating profit/(loss)	**September 2009**	**588.2**	**476.5**	**111.7**	**322.5**		**172.3**		
	June 2009	652.6	555.1	97.5	362.2		244.3		
Other (expenses)/income	**September 2009**	**(20.9)**	**(16.1)**	**(4.8)**	**(194.7)**		**(5.2)**		
	June 2009	(40.5)	(18.0)	(22.5)	(59.8)		13.0		
Profit/(loss) before taxation	**September 2009**	**567.3**	**460.4**	**106.9**	**127.8**		**167.1**		
	June 2009	612.1	537.1	75.0	302.4		257.3		
Mining and income taxation	**September 2009**	**197.6**	**158.0**	**39.6**	**69.5**		**69.4**		
	June 2009	191.2	162.4	28.8	134.2		86.0		
- Normal taxation	**September 2009**	**53.5**	**21.0**	**32.5**	**80.6**		**-**		
	June 2009	20.0	-	20.0	80.4		65.9		
- Royalties	**September 2009**	**51.2**	**39.6**	**11.6**	**19.3**		**27.0**		
	June 2009	51.9	39.2	12.7	14.3		30.1		
- Deferred taxation	**September 2009**	**92.9**	**97.4**	**(4.5)**	**(30.4)**		**42.4**		
	June 2009	119.3	123.2	(3.9)	39.5		(10.0)		
Profit/(loss) before exceptional items	**September 2009**	**369.7**	**302.4**	**67.3**	**58.3**		**97.7**		
	June 2009	420.9	374.7	46.2	168.2		171.3		
Exceptional items	**September 2009**	**-**	**-**	**-**	**0.1**		**-**		
	June 2009	-	-	-	-		(8.2)		
Net profit/(loss)	**September 2009**	**369.7**	**302.4**	**67.3**	**58.4**		**97.7**		
	June 2009	420.9	374.7	46.2	168.2		163.1		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**September 2009**	**370.8**	**303.5**	**67.3**	**156.6**		**97.0**		
	June 2009	428.7	376.7	52.0	168.2		165.1		
Capital expenditure	**September 2009**	**281.8**	**254.9**	**26.9**	**175.7**		**233.0**	**151.8**	**81.2**
	June 2009	301.4	250.8	50.6	162.6		205.4	131.3	74.1

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	September 2009	**13,559**	**3,771**	**1,540**	**1,041**	**791**	**399**
	June 2009	13,581	3,625	1,536	891	774	424
Yield (ounces per ton)	September 2009	**0.073**	**0.140**	**0.123**	**0.155**	**0.140**	**0.164**
	June 2009	0.073	0.146	0.139	0.181	0.133	0.122
Gold produced (000 ounces)	September 2009	**988.1**	**526.8**	**189.5**	**161.5**	**110.5**	**65.3**
	June 2009	984.9	528.8	213.2	160.9	102.9	51.9
Gold sold (000 ounces)	September 2009	**988.6**	**526.8**	**189.5**	**161.5**	**110.5**	**65.3**
	June 2009	988.0	528.8	213.2	160.9	102.9	51.9
Gold price received (dollars per ounce)	September 2009	**959**	**956**	**956**	**957**	**956**	**955**
	June 2009	920	912	915	909	909	910
Total cash cost (dollars per ounce)	September 2009	**586**	**647**	**614**	**648**	**660**	**716**
	June 2009	512	527	470	528	574	669
Notional cash expenditure (dollars per ounce)	September 2009	**826**	**927**	**825**	**865**	**858**	**1,493**
	June 2009	738	788	667	732	817	1,403
Operating costs (dollars per ton)	September 2009	**44**	**94**	**79**	**104**	**96**	**121**
	June 2009	39	81	69	100	80	86
Financial Results ($ million)							
Revenue	September 2009	**948.3**	**503.9**	**181.2**	**154.6**	**105.7**	**62.4**
	June 2009	902.2	479.6	194.1	145.9	92.8	46.7
Operating costs, net	September 2009	**591.9**	**354.0**	**121.5**	**108.5**	**75.6**	**48.4**
	June 2009	516.9	291.7	105.3	88.9	61.3	36.2
- Operating costs	September 2009	**593.9**	**354.0**	**121.5**	**108.5**	**75.6**	**48.4**
	June 2009	522.7	291.7	105.3	88.9	61.3	36.2
- Gold inventory change	September 2009	**(2.0)**	**-**	**-**	**-**	**-**	**-**
	June 2009	(5.8)	-	-	-	-	-
Operating profit	September 2009	**356.4**	**149.9**	**59.7**	**46.1**	**30.0**	**14.0**
	June 2009	385.3	187.9	88.9	57.0	31.5	10.5
Amortisation of mining assets	September 2009	**145.6**	**77.5**	**18.6**	**27.6**	**18.4**	**13.0**
	June 2009	120.1	66.2	20.2	20.4	14.4	11.2
Net operating profit/(loss)	September 2009	**210.8**	**72.3**	**41.1**	**18.5**	**11.7**	**1.0**
	June 2009	265.0	121.7	68.7	36.6	17.1	(0.7)
Other (expenses)/income	September 2009	**(38.1)**	**(9.9)**	**(2.9)**	**(2.1)**	**(1.2)**	**(3.7)**
	June 2009	(19.2)	(9.0)	(3.2)	(2.6)	(0.2)	(3.0)
Profit/(loss) before taxation	September 2009	**172.7**	**62.4**	**38.2**	**16.4**	**10.5**	**(2.7)**
	June 2009	245.8	112.7	65.5	34.0	16.9	(3.7)
Mining and income taxation	September 2009	**64.1**	**21.0**	**12.3**	**5.3**	**4.6**	**(1.1)**
	June 2009	79.5	32.6	20.5	9.3	4.2	(1.4)
- Normal taxation	September 2009	**22.3**	**5.2**	**4.6**	**0.5**	**0.1**	**-**
	June 2009	43.2	24.7	16.9	7.7	0.1	-
- Royalties	September 2009	**12.5**	**-**	**-**	**-**	**-**	**-**
	June 2009	11.2	-	-	-	-	-
- Deferred taxation	September 2009	**29.3**	**15.8**	**7.7**	**4.8**	**4.5**	**(1.1)**
	June 2009	25.1	7.9	3.7	1.5	4.1	(1.4)
Profit/(loss) before exceptional items	September 2009	**108.6**	**41.4**	**25.9**	**11.2**	**6.0**	**(1.6)**
	June 2009	166.3	80.0	45.0	24.7	12.6	(2.3)
Exceptional items	September 2009	**(0.4)**	**0.4**	**0.1**	**(0.1)**	**(0.5)**	**-**
	June 2009	(11.7)	(10.7)	(4.0)	(2.5)	(4.4)	0.3
Net profit/(loss)	September 2009	**108.2**	**41.0**	**26.0**	**11.1**	**5.5**	**(1.6)**
	June 2009	154.6	69.3	40.9	22.2	8.2	(2.1)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	September 2009	**121.1**	**41.2**	**26.0**	**11.1**	**5.8**	**(1.6)**
	June 2009	158.9	72.1	41.6	21.8	11.1	(2.3)
Capital expenditure	September 2009	**222.6**	**134.3**	**34.8**	**31.2**	**19.1**	**49.1**
	June 2009	202.3	122.2	35.9	28.5	21.9	35.9

Average exchange rates were US$1 = R7.82 and US$1 = R8.56 for the September 2009 and June 2009 quarters respectively. The Australian dollar exchange rates were A$1 = R6.49 and A$1 = R6.46 for the September 2009 and June 2009 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		West Africa Region			South America Region	Australasia Region			AUSTRALIAN DOLLARS		
			Ghana		Peru		Australia [#]			Australasia Region [#]	
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated (000 tons)	September 2009	**6,357**	**5,130**	**1,227**	**1,538**	**1,893**	**1,658**	**235**	**1,893**	**1,658**	**235**
	June 2009	6,470	5,166	1,304	1,473	2,013	1,785	228	2,013	1,785	228
Yield (ounces per ton)	September 2009	**0.036**	**0.034**	**0.042**	**0.058**	**0.077**	**0.060**	**0.196**	**0.077**	**0.060**	**0.196**
	June 2009	0.034	0.032	0.041	0.057	0.077	0.061	0.198	0.077	0.061	0.198
Gold produced(000 ounces)	September 2009	**226.5**	**175.1**	**51.4**	**88.5**	**146.2**	**100.3**	**45.9**	**146.2**	**100.3**	**45.9**
	June 2009	218.1	164.7	53.4	83.9	154.2	108.9	45.2	154.2	108.9	45.2
Gold sold (000 ounces)	September 2009	**226.5**	**175.1**	**51.4**	**89.1**	**146.2**	**100.3**	**45.9**	**146.2**	**100.3**	**45.9**
	June 2009	218.1	164.7	53.4	86.9	154.2	108.9	45.2	154.2	108.9	45.2
Gold price received	September 2009	**964**	**964**	**962**	**966**	**958**	**963**	**949**	**1,155**	**1,160**	**1,143**
(dollars per ounce)	June 2009	928	928	928	964	913	908	923	1,218	1,213	1,232
Total cash cost	September 2009	**513**	**480**	**622**	**349**	**626**	**698**	**470**	**754**	**841**	**566**
(dollars per ounce)	June 2009	513	481	611	337	552	614	401	731	814	531
Notional cash expenditure	September 2009	**678**	**690**	**637**	**599**	**831**	**901**	**679**	**1,002**	**1,086**	**819**
(dollars per ounce)	June 2009	687	684	696	584	721	770	601	955	1,021	797
Operating costs	September 2009	**18**	**17**	**24**	**20**	**48**	**43**	**89**	**58**	**52**	**107**
(dollars per ton)	June 2009	18	16	24	20	43	38	81	57	51	108
Financial Results ($ million)											
Revenue	September 2009	**218.3**	**168.9**	**49.5**	**86.0**	**140.1**	**96.5**	**43.6**	**168.8**	**116.3**	**52.5**
	June 2009	200.7	151.5	49.2	81.3	140.5	98.7	41.8	187.2	131.6	55.6
Operating costs, net	September 2009	**115.4**	**84.0**	**31.4**	**30.9**	**91.6**	**69.7**	**21.9**	**110.3**	**83.9**	**26.4**
	June 2009	112.1	80.0	32.1	28.8	84.5	66.4	18.1	112.4	88.3	24.1
- Operating costs	September 2009	**117.6**	**88.2**	**29.3**	**30.5**	**91.8**	**70.9**	**20.8**	**110.6**	**85.5**	**25.1**
	June 2009	114.7	83.4	31.3	29.5	86.9	68.3	18.6	115.7	91.0	24.7
- Gold inventory change	September 2009	**(2.1)**	**(4.2)**	**2.0**	**0.3**	**(0.2)**	**(1.3)**	**1.1**	**(0.2)**	**(1.5)**	**1.3**
	June 2009	(2.8)	(3.5)	0.7	(0.7)	(2.4)	(1.9)	(0.5)	(3.3)	(2.7)	(0.6)
Operating profit	September 2009	**102.9**	**84.8**	**18.1**	**55.1**	**48.5**	**26.9**	**21.7**	**58.5**	**32.4**	**26.1**
	June 2009	88.6	71.6	17.1	52.5	56.0	32.3	23.7	74.8	43.3	31.5
Amortisation of mining assets	September 2009	**27.7**	**23.9**	**3.8**	**13.9**	**26.5**			**31.9**		
	June 2009	14.3	8.3	6.0	12.1	27.5			36.7		
Net operating profit/(loss)	September 2009	**75.2**	**60.9**	**14.3**	**41.2**	**22.0**			**26.5**		
	June 2009	74.3	63.3	11.1	40.4	28.6			38.1		
Other (expenses)/income	September 2009	**(2.7)**	**(2.1)**	**(0.6)**	**(24.9)**	**(0.7)**			**(0.8)**		
	June 2009	(4.8)	(2.2)	(2.6)	(6.8)	1.5			1.9		
Profit/(loss) before taxation	September 2009	**72.5**	**58.9**	**13.7**	**16.3**	**21.4**			**25.7**		
	June 2009	69.5	61.1	8.5	33.6	30.0			40.0		
Mining and income taxation	September 2009	**25.3**	**20.2**	**5.1**	**8.9**	**8.9**			**10.7**		
	June 2009	21.8	18.5	3.2	15.1	10.1			13.4		
- Normal taxation	September 2009	**6.8**	**2.7**	**4.2**	**10.3**	**-**			**-**		
	June 2009	2.2	-	2.2	9.1	7.3			9.8		
- Royalties	September 2009	**6.5**	**5.1**	**1.5**	**2.5**	**3.5**			**4.2**		
	June 2009	6.0	4.5	1.5	1.6	3.5			4.6		
- Deferred taxation	September 2009	**11.9**	**12.5**	**(0.6)**	**(3.9)**	**5.4**			**6.5**		
	June 2009	13.6	14.0	(0.4)	4.4	(0.7)			(1.1)		
Profit/(loss) before	September	**47.3**	**38.7**	**8.6**	**7.5**	**12.5**			**15.1**		

exceptional items	**2009** June 2009	47.7	42.6	5.2	18.5	19.9			26.6		
Exceptional items	**September 2009**	-	-	-	-	-			-		
	June 2009	-	-	-	-	(1.0)			(1.2)		
Net profit/(loss)	**September 2009**	**47.3**	**38.7**	**8.6**	**7.5**	**12.5**			**15.1**		
	June 2009	47.7	42.6	5.2	18.5	19.0			25.4		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**September 2009**	**47.4**	**38.8**	**8.6**	**20.0**	**12.4**			**14.9**		
	June 2009	**48.5**	**42.6**	**5.9**	**18.7**	**19.3**			**25.6**		
Capital expenditure	**September 2009**	**36.0**	**32.6**	**3.4**	**22.5**	**29.8**	**19.4**	**10.4**	**35.9**	**23.4**	**12.5**
	June 2009	36.4	30.6	5.8	19.6	24.1	15.5	8.6	32.2	20.6	11.5

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Total cash cost

Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

			South Africa Region					West Africa Region			South America Region	Australasia Region		
								Ghana			Peru	Australia		
		Total Mine Operations	**Total**	**Driefontein**	**Kloof**	**Beatrix**	**South Deep**	**Total**	**Tarkwa**	**Damang**	**Cerro Corona**	**Total**	**St Ives**	**Agnew**
Operating costs(1)	**Sept 2009**	**4,644.1**	**2,768.4**	**950.1**	**848.2**	**591.4**	**378.7**	**919.3**	**689.8**	**229.5**	**238.8**	**717.6**	**554.7**	**162.9**
	June 2009	4,491.9	2,508.3	905.4	762.7	528.2	312.0	981.0	713.4	267.6	257.0	745.6	586.9	158.7
Gold-in-process and	**Sept 2009**	**(13.2)**	**-**	**-**	**-**	**-**	**-**	**(10.8)**	**(26.3)**	**15.5**	**2.3**	**(4.7)**	**(9.1)**	**4.4**
inventory change*	June 2009	(40.3)	-	-	-	-	-	(26.6)	(33.6)	7.0	3.6	(17.3)	(14.0)	(3.3)
Less:	**Sept 2009**	**29.7**	**22.3**	**8.9**	**6.9**	**4.1**	**2.4**	**1.6**	**1.3**	**0.3**	**3.1**	**2.7**	**2.2**	**0.5**
Rehabilitation costs	June 2009	35.1	26.3	12.0	7.9	4.1	2.3	2.8	1.7	1.1	3.6	2.4	1.7	0.7
Production taxes	**Sept 2009**	**7.7**	**7.7**	**1.8**	**3.5**	**1.2**	**1.2**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2009	5.7	5.7	0.6	3.0	1.2	0.9	-	-	-	-	-	-	-
General and admin	**Sept 2009**	**167.8**	**82.5**	**31.4**	**23.3**	**17.1**	**10.7**	**50.1**	**43.9**	**6.2**	**14.1**	**21.1**	**14.6**	**6.5**
	June 2009	189.4	94.8	35.5	27.8	19.1	12.4	53.2	46.2	7.0	13.7	27.7	19.6	8.1
Cash operating costs	**Sept 2009**	**4,425.7**	**2,655.9**	**908.0**	**814.5**	**569.0**	**364.4**	**856.8**	**618.3**	**238.5**	**223.9**	**689.1**	**528.8**	**160.3**
	June 2009	4,221.4	2,381.5	857.3	724.0	503.8	296.4	898.4	631.9	266.5	243.3	698.2	551.6	146.6
Plus:	**Sept 2009**	**7.7**	**7.7**	**1.8**	**3.5**	**1.2**	**1.2**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Production taxes	June 2009	5.7	5.7	0.6	3.0	1.2	0.9	-	-	-	-	-	-	-
Royalties	**Sept 2009**	**97.4**	**-**	**-**	**-**	**-**	**-**	**51.2**	**39.6**	**11.6**	**19.3**	**26.9**	**18.3**	**8.6**
	June 2009	103.1	-	-	-	-	-	58.9	46.2	12.7	14.2	30.0	21.3	8.7
TOTAL CASH COST(2)	**Sept 2009**	**4,530.8**	**2,663.6**	**909.8**	**818.0**	**570.2**	**365.6**	**908.0**	**657.9**	**250.1**	**243.2**	**716.0**	**547.1**	**168.9**
	June 2009	4,330.2	2,387.2	857.9	727.0	505.0	297.3	957.3	678.1	279.2	257.5	728.2	572.9	155.3
Plus:	**Sept 2009**	**1,136.4**	**606.4**	**145.5**	**215.7**	**143.5**	**101.7**	**210.6**	**180.5**	**30.1**	**109.0**	**210.4**		
Amortisation*	June 2009	1,023.8	572.7	174.5	175.7	124.8	97.7	124.6	72.7	51.9	94.8	231.7		
Rehabilitation	**Sept 2009**	**29.7**	**22.3**	**8.9**	**6.9**	**4.1**	**2.4**	**1.6**	**1.3**	**0.3**	**3.1**	**2.7**		
	June 2009	35.1	26.3	12.0	7.9	4.1	2.3	2.8	1.7	1.1	3.6	2.4		
TOTAL PRODUCTION	**Sept 2009**	**5,696.9**	**3,292.3**	**1,064.2**	**1,040.6**	**717.8**	**469.7**	**1,120.2**	**839.7**	**280.5**	**355.3**	**929.1**		
COST(3)	June 2009	5,389.1	2,986.2	1,044.4	910.6	633.9	397.3	1,084.7	752.5	332.2	355.9	962.3		
Gold sold	**Sept 2009**	**988.6**	**526.8**	**189.5**	**161.5**	**110.5**	**65.3**	**226.5**	**175.1**	**51.4**	**89.1**	**146.2**	**100.3**	**45.9**
– thousand ounces	June 2009	988.0	528.8	213.2	160.9	102.9	51.9	218.1	164.7	53.4	86.9	154.2	108.9	45.2
TOTAL CASH COST	**Sept 2009**	**586**	**647**	**614**	**648**	**660**	**716**	**513**	**480**	**622**	**349**	**626**	**698**	**470**
– US$/oz	June 2009	512	527	470	528	574	669	513	481	611	337	552	614	401
TOTAL CASH COST	**Sept 2009**	**147,343**	**162,553**	**154,387**	**162,818**	**165,900**	**179,921**	**128,867**	**120,804**	**156,313**	**87,798**	**157,432**	**175,409**	**118,195**
– R/kg	June 2009	140,916	145,145	129,397	145,284	157,862	184,201	141,132	132,390	168,104	92,752	151,867	169,097	110,377
TOTAL PRODUCTION	**Sept 2009**	**737**	**799**	**718**	**824**	**831**	**919**	**632**	**613**	**697**	**510**	**813**		
COST – US$/oz	June 2009	637	660	572	661	720	894	581	534	727	478	729		

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

(2) Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

(3) Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R7.82 and US$1 = R8.56 for the September 2009 and June 2009 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

| | | Total Mine Operations | South Africa Region | | | | | West Africa Region | | | South America Region | Australasia Region | | |
| | | | Total | Driefontein | Kloof | Beatrix | South Deep | Total | Tarkwa | Damang | Cerro Corona | Total | St Ives | Agnew |
								Ghana			Peru	Australia		
Sustaining capital	Sept 2009	**1,226.9**	**627.5**	**233.6**	**244.3**	**149.6**	**-**	**271.6**	**254.9**	**16.7**	**175.7**	**152.1**	**108.8**	**43.3**
	June 2009	1,287.9	721.2	285.1	245.4	190.7	-	292.6	250.8	41.8	162.6	111.5	67.4	44.1
Project capital	Sept 2009	**384.0**	**384.0**	**-**	**-**	**-**	**384.0**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2009	311.4	311.4	-	-	-	311.4	-	-	-	-	-	-	-
Uranium capital	Sept 2009	**38.6**	**38.6**	**38.6**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2009	26.3	26.3	26.3	-	-			-	-	-		-	-
Brownfields exploration	Sept 2009	**91.1**	**-**	**-**	**-**	**-**	**-**	**10.2**	**-**	**10.2**	**-**	**80.9**	**43.0**	**37.9**
	June 2009	102.7	-	-	-	-	-	8.8	-	8.8	-	93.9	63.9	30.0
Total capital expenditure	Sept 2009	**1,740.6**	**1,050.1**	**272.2**	**244.3**	**149.6**	**384.0**	**281.8**	**254.9**	**26.9**	**175.7**	**233.0**	**151.8**	**81.2**
	June 2009	1,728.3	1,058.9	311.4	245.4	190.7	311.4	301.4	250.8	50.6	162.6	205.4	131.3	74.1

Notional cash expenditure[##]

Figures are in South African rand millions unless otherwise stated

| | | Total Mine Operations | South Africa Region | | | | | West Africa Region | | | South America Region | Australasia Region | | |
| | | | Total | Driefontein | Kloof | Beatrix | South Deep | Total | Tarkwa | Damang | Cerro Corona | Total | St Ives | Agnew |
								Ghana			Peru	Australia		
Operating costs	Sept 2009	**4,644.1**	**2,768.4**	**950.1**	**848.2**	**591.4**	**378.7**	**919.3**	**689.8**	**229.5**	**238.8**	**717.6**	**554.7**	**162.9**
	June 2009	4,491.9	2,508.3	905.4	762.7	528.2	312.0	981.0	713.4	267.6	257.0	745.6	586.9	158.7
Capital expenditure	Sept 2009	**1,740.6**	**1,050.1**	**272.2**	**244.3**	**149.6**	**384.0**	**281.8**	**254.9**	**26.9**	**175.7**	**233.0**	**151.8**	**81.2**
	June 2009	1,728.3	1,058.9	311.4	245.4	190.7	311.4	301.4	250.8	50.6	162.6	205.4	131.3	74.1
Notional cash expenditure – R/kg	Sept 2009	**207,754**	**233,034**	**207,416**	**217,456**	**215,595**	**375,344**	**170,466**	**173,467**	**160,250**	**150,618**	**209,015**	**226,515**	**170,819**
	June 2009	203,042	216,891	183,529	201,459	224,726	386,245	165,089	188,247	191,571	160,766	198,332	211,983	165,458
Notional cash expenditure – US$/oz	Sept 2009	**826**	**927**	**825**	**865**	**858**	**1,493**	**678**	**690**	**637**	**599**	**831**	**901**	**679**
	June 2009	738	788	667	732	817	1,403	600	684	696	584	721	770	601

[##] Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results		Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
									Ghana		Peru		Australia	
			Total	Driefontein	Kloof	Beatrix	South Deep#	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled / treated (000 ton)														
- underground	September 2009	3,086	2,536	708	713	768	347	-	-	-	-	550	362	188
	June 2009	3,054	2,519	794	638	774	313	-	-	-	-	535	326	209
- surface	September 2009	10,473	1,235	832	328	23	52	6,357	5,130	1,227	1,538	1,343	1,296	47
	June 2009	10,527	1,106	742	253	-	111	6,470	5,166	1,304	1,473	1,478	1,459	19
- total	September 2009	13,559	3,771	1,540	1,041	791	399	6,357	5,130	1,227	1,538	1,893	1,658	235
	June 2009	13,581	3,625	1,536	891	774	424	6,470	5,166	1,304	1,473	2,013	1,785	228
Yield (grams per ton)														
- underground	September 2009	5.9	6.0	7.3	6.7	4.4	6.5	-	-	-	-	5.3	4.2	7.4
	June 2009	6.0	6.1	7.6	7.4	4.1	6.7	-	-	-	-	5.4	4.5	6.7
- surface	September 2009	1.2	0.9	0.9	0.8	1.3	0.6	1.1	1.1	1.3	1.8	1.2	1.2	1.0
	June 2009	1.2	0.9	0.8	1.0	-	0.9	1.0	1.0	1.3	1.8	1.3	1.3	0.6
- combined	September 2009	2.3	4.3	3.8	4.8	4.3	5.1	1.1	1.1	1.3	1.8	2.4	1.9	6.1
	June 2009	2.3	4.5	4.3	5.6	4.1	3.8	1.0	1.0	1.3	1.8	2.4	1.9	6.2
Gold produced (kilograms)														
- underground	September 2009	18,215	15,317	5,157	4,749	3,408	2,003	-	-	-	-	2,898	1,514	1,384
	June 2009	18,345	15,478	6,015	4,753	3,199	1,511	-	-	-	-	2,867	1,471	1,396
- surface	September 2009	12,517	1,069	736	275	29	29	7,046	5,446	1,600	2,752	1,650	1,605	45
	June 2009	12,290	969	615	251	-	103	6,783	5,122	1,661	2,610	1,928	1,917	11
- total	September 2009	30,732	16,386	5,893	5,024	3,437	2,032	7,046	5,446	1,600	2,752	4,548	3,119	1,429
	June 2009	30,635	16,447	6,630	5,004	3,199	1,614	6,783	5,122	1,661	2,610	4,795	3,388	1,407
Operating costs (Rand per ton)														
- underground	September 2009	1,003	1,059	1,248	1,170	770	1,083	-	-	-	-	749	695	852
	June 2009	930	963	1,059	1,178	682	979	-	-	-	-	773	791	744
- surface	September 2009	148	68	80	43	13	56	145	134	187	155	228	234	57
	June 2009	157	74	87	45	-	51	152	138	205	174	225	225	163
- total	September 2009	343	734	617	815	748	949	145	134	187	155	379	335	693
	June 2009	331	692	589	856	682	736	152	138	205	174	370	329	696

\# September quarter includes 40,000 tons (June quarter 87,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		September 2009 quarter			June 2009 quarter		
	Reef	Carbon Leader	Main[1]	VCR	Carbon Leader	Main	VCR
Advanced	(m)	3,719	761	1,591	3,955	1,145	1,687
Advanced on reef	(m)	794	20.4	83	907	332	158
Sampled	(m)	672	-	78	951	252	132
Channel width	(cm)	73	-	101	76	104	85
Average value -	(g/t)	22.5	-	14.6	16.7	5.0	12.7
-	(cm.g/t)	1,636	-	1,473	1,264	519	1,089

Kloof		September 2009 quarter			June 2009 quarter		
	Reef	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	214	1,414	4,741	44	1,150	4,549
Advanced on reef	(m)	53	202	665	42	159	713
Sampled	(m)	55	126	532	30	207	513
Channel width	(cm)	202	145	130	158	130	129
Average value -	(g/t)	14.2	5.8	21.8	11.6	7.6	17.9
-	(cm.g/t)	2,883	834	2,840	1,828	985	2,320

Beatrix		September 2009 quarter		June 2009 quarter	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	5,041	1,973	6,263	1,802
Advanced on reef	(m)	707	410	1,169	316
Sampled	(m)	582	414	1,566	300
Channel width	(cm)	128	101	111	100
Average value -	(g/t)	5.4	19.7	7.5	26.7
-	(cm.g/t)	685	1,985	838	2,665

South Deep		September 2009 quarter	June 2009 quarter
	Reef	Elsburgs[2,3]	Elsburgs[2,3]
Main Advanced	(m)	2,715	2,091
-Main above 95 level	(m)	1,355	931
-Main below 95 level	(m)	1,360	1,160
Advanced on reef	(m)	1,248	905
Average value -	(g/t)	5.0	6.9

1) Ore reserve development in the Main reef is done primarily as secondary prospecting at 8 shaft. During the period no metres were sampled.

2) Trackless development in the Elsburg reefs is evaluated by means of the resource model.

3) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829

Secretaries Offices
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries
Willie Jacobsz
Tel: (+508) 358 0188
Mobile: (+857) 241 7127
e-mail: wjacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel: (+27)(11) 562 9706
Mobile: (+27)(0) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za

Media Enquiries
Julian Gwillim
Mobile: (+27)(0) 82 452 4389
e-mail: julian.gwillim@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 08716640300 [from UK calls]
            (+44)(20) 8639 3399 [from outside UK]
Fax: (+44)(20) 8658 3430

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

A J Wright *(Chairman)* °	A R Hill[#]	R L Pennant-Rea *°
N J Holland *• *(Chief Executive Officer)*	J G Hopwood °	C I von Christierson °
K Ansah [#]°	R P Menell °	G M Wilson °
CA Carolus °	D N Murray °	
R Dañino **°	D M J Ncube °	
* British	[#] Ghanaian	[♯] Canadian
** Peruvian	° Independent Director	• Non-independent Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 October 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs